UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
OFFERING STATEMENT
UNDER THE SECURITIES ACT OF
1933

BOSS TECH, INC.

d/b/a BOSS.Tech

A Delaware corporation

Organized as of January 18, 2022

EIN: 99-0485003
3721 Midvale Ave
Philadelphia, PA 19129
Tel. No.: +1 77.BOSS.TECH (772-677-8324)
Website: https://boss.tech

Co-Issuer:

Boss Tech II

a Delaware series limited liability company of ArcRaise SPV, LLC
Organized as of May 29, 2026

3721 Midvale Ave
Philadelphia, PA 19129

Intermediary:

GP Nurmenkari, Inc.

Attention: Albert Pezone
CIK number: 0001955205
SEC file number: 8-68538
CRD number: 153480
Website: https://www.gpn.capital/

Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC

$1.00 per unit

Offering Amount: $4,000,000

IMPORTANT NOTICES

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. Boss Tech, Inc. and Boss Tech II, a series of ArcRaise SPV LLC, as co-issuers filing this offering statement in reliance on Section 4(a)(6) of the Securities Act of 1933 and pursuant to Regulation Crowdfunding (17 C.F.R. Part 227), must each file a report with the Commission annually and post the report on the Company's website at https://boss.tech no later than 120 days after the end of the Company's fiscal year. The reporting obligations of each co-issuer may be terminated in accordance with Rule 202(b) of Regulation CF (17 C.F.R. § 227.202(b)) upon the occurrence of one of the following: (1) the co-issuer becomes required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; (2) the co-issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (3) the co-issuer has filed annual reports for at least three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (4) all securities sold in this offering have been repurchased by the co-issuer or another party; or (5) the co-issuer liquidates or dissolves its business in accordance with applicable state law.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS OFFERING STATEMENT ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND

THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING STATEMENT, AND IF GIVEN OR MADE BY ANY OTHER PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE CO-ISSUER.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE REGARDING CO-ISSUER STRUCTURE AND SPV INVESTMENT

THIS OFFERING IS BEING MADE BY BOSS TECH, INC. AND BOSS TECH II, A SERIES OF ARCRAISE SPV LLC, AS CO-ISSUERS. INVESTORS IN THIS OFFERING WILL ACQUIRE MEMBERSHIP INTERESTS IN BOSS TECH II, A SERIES OF ARCRAISE SPV LLC, A SPECIAL PURPOSE VEHICLE, AND WILL NOT DIRECTLY OWN SHARES OF BOSS TECH, INC. ALL RIGHTS ASSOCIATED WITH THE SERIES SEED PREFERRED STOCK ACQUIRED BY BOSS TECH II, INCLUDING VOTING, CONSENT, AND GOVERNANCE RIGHTS, WILL BE EXERCISED BY THE MANAGER OF THE SPV AND NOT BY INDIVIDUAL INVESTORS. INVESTORS SHOULD CAREFULLY REVIEW THE SPV GOVERNING DOCUMENTS AND THE RISK FACTORS RELATING TO THE CO-ISSUER AND THE SPV STRUCTURE BEFORE INVESTING.

NOTICE REGARDING CONCURRENT PRIVATE PLACEMENT

CONCURRENTLY WITH THIS REGULATION CROWDFUNDING OFFERING, BOSS TECH, INC. IS CONDUCTING A SEPARATE PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK TO ACCREDITED INVESTORS UNDER REGULATION D, RULE 506(B). THE

CONCURRENT PRIVATE PLACEMENT IS LEGALLY DISTINCT FROM THIS OFFERING AND IS NOT BEING MADE TO INVESTORS IN THIS OFFERING. INVESTORS IN THE CONCURRENT PRIVATE PLACEMENT WILL OWN SERIES SEED PREFERRED STOCK DIRECTLY AND WILL PERSONALLY EXERCISE ALL ASSOCIATED STOCKHOLDER RIGHTS. THE ISSUANCE OF SECURITIES IN THE CONCURRENT PRIVATE PLACEMENT WILL DILUTE THE INTERESTS OF PURCHASERS IN THIS OFFERING.

NOTICE REGARDING CONFLICTS OF INTEREST

THIS OFFERING INVOLVES MATERIAL CONFLICTS OF INTEREST. THE CO-FOUNDERS OF BOSS TECH, INC., FELICITE MOORMAN AND RYAN BUCHERT, ARE ALSO OWNERS OF ZRF GLOBAL LLC. MS. MOORMAN AND MR. BUCHERT ARE ALSO THE LARGEST SAFE HOLDERS OF BOSS TECH, INC., WITH AN AGGREGATE FACE AMOUNT OF $5,844,000 EXPECTED TO CONVERT INTO THE SAME CLASS OF SECURITIES BEING SOLD IN THIS OFFERING. THE MANAGER OF THE CO-ISSUER IS INDEPENDENT OF THE FOUNDERS OF THE ISSUER. INVESTORS SHOULD CAREFULLY REVIEW THE SECTION OF THIS OFFERING STATEMENT ENTITLED "RISK FACTORS, RISKS RELATING TO THE CO-ISSUER AND THE SPV STRUCTURE" BEFORE INVESTING.

Economic Interests of the Ultimate Beneficial Owners in the Platform.
Felicite Moorman and Ryan Buchert are the ultimate beneficial owners of significant interests across the entities involved in this offering, and their economic interest in the platform warrants specific attention. Through ZRF Global LLC, the beneficial owners hold a 35% interest in ArcRaise, LLC, the entity that operates the ArcRaise platform. The remaining ownership of the platform entities, including the 65% interest held by PHNBN, LLC, is set forth in the organizational chart below.

In connection with this offering, the platform and its affiliated entities earn fees. Because the beneficial owners hold an indirect interest in the entities that receive these fees, they have an indirect economic interest in the fees investors pay in connection with this offering. In addition to their interests as founders, officers, controlling stockholders, and, through ZRF Global LLC, the Company's largest SAFE holders.

GP Nurmenkari, Inc. ("GPN") is the registered funding portal/broker-dealer of record for this offering. The ArcRaise platform is the technology infrastructure through which the offering is conducted; it is a separate entity from GPN, and is built on technology developed by the Company and partly owned, indirectly, by the beneficial owners through ZRF Global LLC. Investors should understand that, while GPN serves as the registered intermediary subject to regulatory obligations, the platform on which the offering is hosted is not independent of the Company's founders. These overlapping interests are described further under "Risk Factors, Risks Relating to the Co-Issuer and the SPV Structure."

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY AND THE CO-ISSUER RESERVE THE RIGHT TO DENY THE PURCHASE

OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements and is subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements reflect the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties that many of which are beyond the Company's control, and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

Any forward-looking statement made by the Company in this offering statement speaks only as of the date of this offering statement. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

Following the first sale of securities in this offering, Boss Tech, Inc. will file a report electronically with the Securities and Exchange Commission annually and post the report on its website at https://boss.tech no later than 120 days after the end of the Company's fiscal year. The Company must continue to comply with the ongoing reporting requirements of Regulation CF until one of the following occurs: (1) the Company becomes required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; (2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record; (3) the Company has filed annual reports for at least three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000; (4) the Company or another party repurchases all of the securities sold in this offering; or (5) the Company liquidates or dissolves its business in accordance with applicable state law. Neither the Company nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Regulation CF.

ABOUT THIS OFFERING STATEMENT

You should rely only on the information contained in this offering statement (the "Offering Statement" or "Memorandum"). Neither the Company nor the co-issuer has authorized anyone to provide you with information different from that contained herein. This offering statement is being made only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this offering statement is accurate only as of the date of this offering statement, regardless of the time of delivery or of any sale of securities. The Company's business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and are therefore necessarily selective and incomplete, and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from its management concerning the terms and conditions of this offering prior to the consummation of any sale of securities.

This Offering Statement does not purport to contain all of the information that may be required to evaluate this offering. The statements of the Company and the co-issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this offering statement. This offering statement is submitted in connection with the offering described herein and may not be reproduced or used for any other purpose.

This Offering Statement has been prepared by Bianchi & Brandt based on information provided by the Company and its representatives. Bianchi & Brandt has relied on information furnished by the Company and has not independently verified the accuracy or completeness of such information. All factual representations, financial data, and other information contained herein are the responsibility of the Company and the co-issuer.

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TABLE OF CONTENTS

SUMMARY

The following summary highlights selected information contained elsewhere in this offering statement. This summary does not contain all of the information that may be important to you. You should read this entire offering statement carefully, including the section entitled "Risk Factors," before making an investment decision. References to the "Company" mean Boss Tech, Inc. References to the "Co-Issuer" or the "SPV" mean Boss Tech II, a series of ArcRaise SPV LLC. References to the "Offering" mean this Regulation Crowdfunding offering of membership interests in the Co-Issuer.

OFFERING SUMMARY	
Issuer	Boss Tech, Inc., a Delaware corporation (d/b/a BOSS.Tech)
Co-Issuer	Boss Tech II, a series of ArcRaise SPV, LLC, a Delaware series limited liability company
Type of Security	Membership interests in Boss Tech II, a series of ArcRaise SPV, LLC (the "SPV") at $1.00 per unit. The SPV will use the proceeds of this offering to purchase shares of Series Seed Preferred Stock of Boss Tech, Inc. at $2.64 per share. Investors will not directly own shares of Boss Tech, Inc.
Offering Type	Regulation Crowdfunding (17 C.F.R. Part 227)
Price Per Unit	$1.00

Target Offering Amount	$50,000 (50,000 units)
Offering Amount	$4,000,000 (4,000,000 units)
Investor Minimum	$2,500 (2,500 units)
Offering Deadline	April 30, 2027
Intermediary	GP Nurmenkari, Inc. ("GPN") CRD No. 153480
Concurrent Offering	The Company is conducting a concurrent private placement of Series Seed Preferred Stock to accredited investors under Regulation D, Rule 506(b). Aggregate fundraising target across both offerings: $8,000,000.
THE SECURITIES	
Underlying Security	Series Seed Preferred Stock of Boss Tech, Inc., $0.00001 par value, at $2.64 per share
Dividends	Non-cumulative, 8% per annum of Original Issue Price ($2.64), payable only when and if declared by the Board of Directors. Parity with all other Series Seed Preferred stockholders.
Liquidation Preference	1x Original Issue Price ($2.64 per share) plus declared but unpaid dividends, prior to any distribution to Common Stock holders. Non-participating.
Conversion	**Voluntary**: convertible at SPV manager's option into one share of Common Stock (subject to anti-dilution adjustment). **Automatic**: upon (i) a qualifying IPO generating at least $75,000,000 in gross proceeds, or (ii) written consent of holders of a majority of Series Seed Preferred Stock.
Anti-Dilution Protection	Broad-based weighted average anti-dilution protection on dilutive issuances below the Conversion Price, subject to customary exceptions.
Voting Rights	Individual investors will NOT independently exercise voting rights. The Series Seed Preferred Stock held by the SPV will be voted by the SPV manager, subject to delegation to the Lead Investor.
Board Rights	None. Individual Reg CF investors have no right to designate or elect any member of the Board of Directors and have no board observer rights.
Pro-Rata Rights	None. Individual Reg CF investors have no right to participate in future financings unless separately granted in writing by the Company.
Transfer Restrictions	Securities generally cannot be resold for one year following purchase, subject to limited statutory exceptions under Regulation Crowdfunding. Transfers thereafter require prior written consent of the Manager.

Information Rights	Annual reports on Form C-AR as required by applicable law. No additional inspection or information rights.

THE SPECIAL PURPOSE VEHICLE (SPV)

Manager	ArcRaise Admin, LLC, a Delaware limited liability company
Lead Investor	[To be identified and disclosed prior to offering launch]
Carried Interest	None
Annual Admin Fee	$1,000, payable by Boss Tech, Inc. (the Portfolio Company)
Series Liability	The debts, liabilities, and obligations of Boss Tech II are enforceable only against the assets of Boss Tech II and not against ArcRaise SPV, LLC generally or any other series, subject to the conditions of Section 18-215 of the Delaware LLC Act.
Conflicts of Interest	Material conflicts exist. Felicite Moorman and Ryan Buchert are: (i) founders and controlling stockholders of Boss Tech, Inc.; (ii) indirect owners of ArcRaise SPV, LLC (through ZRF Global LLC, which holds a 35% interest in its parent company, ArcRaise, LLC); (iii) the largest SAFE holders of Boss Tech, Inc. ($5,844,000), under ZRF Global, LLC, converting into the same class of Preferred Stock being sold; and (iv) developers of the technology underlying the ArcRaise, LLC, crowdfunding platform. *See "Risk Factors — Risks Relating to the Co-Issuer and the SPV Structure."*

INTERMEDIARY COMPENSATION

Cash Compensation	Broker of Record fee: 1% of gross proceeds Placement fee: 6% of gross proceeds Total cash compensation: **7% of gross proceeds** If maximum offering amount raised: $280,000
Broker Warrants	Warrants to purchase shares of Common Stock equal to 6% of the shares of Series Seed Preferred Stock sold in this offering. If maximum offering amount raised: approximately 90,909 shares. Exercise price and term to be set forth in the warrant agreement at initial closing.
Other Fees	Monthly technology hosting: $500 per month during live offering Investor compliance (AML/OFAC/FinCEN): $5.00 per individual / $35.00 per entity Funds processing: $1.00 per ACH; $1.00 + 4% per credit card; $20.00 per wire; $30.00 per refund Special counsel reimbursement: capped at $25,000

	Marketing services (optional): $5,000–$12,500 per month
USE OF PROCEEDS	
Minimum Raise ($50K Reg CF)	Product development and engineering: 50% Sales and marketing / go-to-market: 20% General and administrative: 30%
Maximum Raise ($4M CF + $4M PP)	Product development and engineering: 40% Sales and marketing / go-to-market: 40% General and administrative: 20%
Note	Allocations are estimates. Management retains discretion to reallocate proceeds. Amounts presented before deduction of intermediary cash compensation and offering expenses.
KEY CORPORATE INFORMATION	
Issuer Jurisdiction	Delaware (converted from BOSS Tech, LLC effective January 1, 2024)
Issuer Principal Office	3721 Midvale Avenue, Philadelphia, Pennsylvania 19129
CIK Number	0001955205
Fiscal Year End	December 31
Authorized Capital	Common Stock: 20,000,000 shares, $0.00001 par value Series Seed Preferred Stock: 8,000,000 shares, $0.00001 par value
Pre-Offering Ownership	Felicite Moorman: 4,080,000 shares Common Stock (51.00% outstanding; 44.88% fully diluted) Ryan Buchert: 3,920,000 shares Common Stock (49.00% outstanding; 43.12% fully diluted)
Outstanding SAFEs	ZRF Global LLC: $5,844,000 (2,213,636 shares expected upon conversion) Wefunder SPV, LLC: $256,525 (194,338 shares expected upon conversion) John Butz: $100,000 (37,879 shares expected upon conversion) Total: **$6,200,525**
Going Concern	The Company's audited financial statements for the period ended March 31, 2026 include a going concern qualification. As of March 31, 2026, the Company had an accumulated deficit of $7,483,628 and total equity of $38,954.
Auditor	AZM Consultants (Atta Ullah Shah, CPA, License No. M-1292), 6923 Oakland Street, Philadelphia, Pennsylvania 19149. Audit report dated

	May 1, 2026.
DILUTION (PRO FORMA — MAXIMUM OFFERING)	
Offering Price Per Unit	$1.00
Net Tangible Book Value Per Unit (Pre-Offering, Look-Through)	$0.002
Pro Forma Net Tangible Book Value Per Unit (Post-Offering, Look-Through)	$0.22
Immediate Dilution Per Unit	$0.78 (~78.0%)
Basis	Pro forma figures assume (i) conversion of all outstanding SAFEs; (ii) $4,000,000 raised in this offering; and (iii) $4,000,000 raised in the concurrent private placement, after estimated offering costs of approximately $160,000.

ISSUER AND CO-ISSUER INFORMATION

Issuer: Boss Tech, Inc.

Boss Tech, Inc. (d/b/a "BOSS.Tech," the "Company," "Boss Tech," or "Issuer" and collectively with its subsidiaries, "we," "us," or "our") is a Delaware corporation headquartered at 3721 Midvale Avenue, Philadelphia, Pennsylvania 19129. The Company is an early-stage technology company developing an AI-native business operating system platform designed to help businesses connect existing software tools, organize fragmented business data, automate workflows, and create configurable applications for specific operational needs. The Company's website is located at https://boss.tech.

The Company is the corporate successor to BOSS Tech, LLC, a Delaware limited liability company formed on January 18, 2022, which commenced platform development in August 2022. Pursuant to Section 265 of the Delaware General Corporation Law, BOSS Tech, LLC was converted to Boss Tech, Inc. by certificate of conversion filed with the Delaware Secretary of State on December 27, 2023, effective January 1, 2024. Upon conversion, all assets, rights, liabilities, and obligations of BOSS Tech, LLC vested in Boss Tech, Inc. by operation of law, without separate assignment or transfer.

The Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rica-incorporated entity that operates as a component of the Company's international operations and is consolidated in the Company's financial statements. See chart below for illustration.

Co-Issuer: Boss Tech II, a series of ArcRaise SPV, LLC

ArcRaise SPV, LLC is a series limited liability company organized under Section 18-215 of the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), formed upon the filing of its Certificate of Formation with the Delaware Secretary of State on May 29, 2026. Boss Tech II was established as a designated series of ArcRaise SPV, LLC pursuant to a Series Appendix adopted by the Manager. Boss Tech II exists solely to (i) raise capital through this Regulation Crowdfunding offering and (ii) use the net proceeds to acquire shares of Series Seed Preferred Stock of Boss Tech, Inc. at $2.64 per share. The registered office is located at 8 The Green, Suite A, Dover, Delaware 19901, and the registered agent is A Registered Agent, Inc. Under Section 18-215, the debts, liabilities, and obligations of Boss Tech II are enforceable solely against the assets of Boss Tech II and not against the assets of ArcRaise SPV, LLC generally or any other series, provided the statutory conditions are satisfied. See "Risk Factors, Risks Relating to the Co-Issuer and the SPV Structure."

Managing Member

ArcRaise Admin, LLC, a Delaware limited liability company, serves as sole manager of ArcRaise SPV, LLC and each of its series, including Boss Tech II. The Manager has full and exclusive authority over the business and affairs of Boss Tech II, including the authority to vote securities held by Boss Tech II, admit or remove members, make distributions, retain professionals, and dissolve the series.

Matthew Palmer is the sole member of ArcRaise Admin, LLC and holds no direct equity interest in Boss Tech, Inc., has no employment, family, or other affiliation with the founders, and holds no economic interest in ZRF Global LLC.

Organizational chart follows



THE OFFERING

Boss Tech II, a series of the SPV is offering up to 4,000,000 units of Membership Interests (the "Units") at a price of $1.00 per unit. The target offering amount is $50,000 (50,000 Units) and the maximum offering amount is $4,000,000 (4,000,000 Units). Each investor must purchase a minimum of $2,500 (2,500 Units), and the SPV may, in its discretion, waive or adjust the per-investor minimum.

The SPV will use the net proceeds of this offering to purchase shares of Series Seed Preferred Stock of Boss Tech, Inc. (the "Company") at $2.64 per share. Investors will acquire Membership Interests in the SPV and will not directly own shares of the Company. Each Unit represents an indirect, look-through interest in the Series Seed Preferred Stock held by the SPV.

Shares to be offered	Up to 4,000,000 Units of Membership Interests in the SPV.
Price	$1.00 per Unit The offering price was determined by the Company and the SPV and bears no relationship to the Company's book value, assets, earnings, or any other established criterion of value. The $2.64 per-share price of the underlying Series Seed Preferred Stock reflects the same negotiated valuation used in the concurrent private placement.
Target offering amount	$50,000
Maximum offering amount	$4,000,000
Oversubscription	The SPV will not accept oversubscriptions in excess of the target offering amount, up to the maximum offering amount of $4,000,000. If oversubscriptions are accepted, the SPV will allocate Units in the SPV's discretion.
Offering deadline	April 30, 2027 The SPV may, in its discretion and consistent with Regulation Crowdfunding, close the offering on a rolling basis at one or more interim closings after the target offering amount has been met, provided that investors receive any notice required under Rule 304.
Minimum not met	If the sum of investment commitments does not equal or exceed the target offering amount of $50,000 by the offering deadline, no securities will be sold in this offering, all investment commitments will be cancelled, and committed funds will be returned to investors without interest or deduction.
Investment commitments and cancellation rights	Investors may cancel an investment commitment for any reason until 48 hours prior to the offering deadline (or such other deadline as may be disclosed at the time of the commitment). If an investor does not cancel within that period, the funds will be released to the SPV upon closing and the investor will receive the Units purchased. If a material change to the offering occurs, investors will be given notice and the opportunity to reconfirm their commitment; commitments not reconfirmed will be cancelled and funds returned.
Use of proceeds	The Company intends to apply the net proceeds toward product development and engineering, sales and marketing, and general and administrative expenses, in the proportions described under "Use of Proceeds." Net proceeds are stated before deduction of intermediary cash compensation (7% of gross proceeds) and offering expenses.
Jurisdictions	The Units are being offered in all U.S. States and territories

BUSINESS OF THE ISSUER

Company Overview

Boss Tech, Inc. (d/b/a "BOSS.Tech") is a Delaware corporation headquartered at 3721 Midvale Avenue, Philadelphia, Pennsylvania 19129. The Company is an early-stage technology company developing an AI-native business operating system platform designed to help businesses connect existing software tools, organize fragmented business data, automate workflows, and create configurable applications for specific operational needs.

The Company traces its origins to BOSS Tech, LLC, a Delaware limited liability company formed on January 18, 2022, which commenced platform development in August 2022. BOSS Tech, LLC converted to Boss Tech, Inc. pursuant to Section 265 of the Delaware General Corporation Law by certificate of conversion filed with the Delaware Secretary of State on December 27, 2023, effective January 1, 2024. Upon conversion, all assets, rights, liabilities, and obligations of BOSS Tech, LLC vested in Boss Tech, Inc. by operation of law without separate assignment or transfer.

The Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rica-incorporated entity that operates as a component of the Company's international operations and is consolidated in the Company's financial statements.

The Problem

Businesses today operate across disconnected software applications. For example, accounting tools like QuickBooks, communication platforms like Google Workspace, payment processors like Stripe, customer support tools like Zendesk, messaging services like Twilio, advertising platforms like Meta, CRMs, calendars, and industry-specific vertical software. Each of these systems operates in isolation, generating valuable operational data that is often not connected, not normalized, and not made actionable across the business as a whole.

The result is business owners spending disproportionate time on manual data reconciliation, context-switching between applications, and repeating operational tasks that enterprise software handles automatically. Meanwhile, AI-enabled tools that have dramatically increased enterprise productivity remain largely inaccessible to non-enterprise businesses, which lack the technical resources to build, configure, and maintain AI-powered integrations.

The Solution and Platform

BOSS.Tech is built as an AI-native operating layer that sits above the software businesses already use. Rather than replacing existing tools, BOSS.Tech connects them through a unified integration layer that normalizes and contextualizes data across the entire business. The Company's platform is organized around four primary technology frameworks:

- **BOSSi** is the company's integration and data normalization framework. BOSSi is intended to connect outside software systems and make data from those systems more usable within the BOSS.Tech platform.
- **MiniApps** are lightweight, purpose-built AI-powered applications that address specific business functions, designed to reduce technical configuration requirements. MiniApps are designed to make it easier for business owners to act on connected data without extensive technical configuration.
- **Flows** are automated workflow engines that enable businesses to define, launch, and manage cross-system business processes driven by AI. Flows connect triggers and actions across integrated systems, eliminating manual handoffs and repetitive tasks.
- **Insights** are AI-generated business intelligence that surfaces actionable analysis from normalized data across all connected systems. Insights gives SMB owners the kind of operational visibility previously available only to companies with dedicated analytics teams.

Together, these frameworks are intended to help businesses move from disconnected software usage toward more coordinated operations, workflow automation, and AI-supported business management.

The Company also intends to develop the **BOSS.Tech Marketplace**, a planned ecosystem of integrations, MiniApps, and workflow builders developed by BOSS.Tech and third-party developers, providing businesses with access to an anticipated library of AI-powered operational tools tailored to their industry and business type.

Intellectual Property

Trademark

The Company holds three marks registered on the Principal Register of the United States Patent and Trademark Office.

1. BOSS.TECH (Reg. No. 7531731, Class 042, registered October 8, 2024) is registered as a unitary composite mark covering SaaS services for managing third-party SaaS platforms and accompanying data, excluding cybersecurity services; no disclaimer applies to this mark;

2. BOSS TECH (Reg. No. 7770899, Class 042, registered April 22, 2025) covers the same SaaS services category, with the word "TECH" disclaimed, meaning the Company does not claim exclusive rights to that word apart from the mark as a whole; and

3. BOSS TECH (Reg. No. 7863754, Class 009, registered July 15, 2025) covers downloadable software for managing third-party SaaS platforms and accompanying data, with "TECH" similarly disclaimed and with an express exclusion for cybersecurity-related goods.

All three marks were first used in commerce in August 2022 and are currently in active use. The marks were originally registered in the name of BOSS Tech, LLC and vested in the Company by operation of law upon the statutory conversion effective January 1, 2024; USPTO records are in the process of being updated to reflect the Company's current corporate form. See "Risk Factors" for a description of risks relating to the Company's trademark registrations.

Patent

The Company has filed three provisional patent applications with the United States Patent and Trademark Office under 35 U.S.C. § 111(b), each filed on May 1, 2026, with Ryan Buchert as first named inventor and Felicite Moorman as co-inventor on all three applications. Each of Mr. Buchert and Ms. Moorman has executed a Confidential Information and Invention Assignment Agreement (CIIA) in favor of the Company, pursuant to which each assigns to the Company all right, title, and interest in inventions made within the scope of their service, including the inventions described in the Company's three provisional patent applications.

1. Application No. 64/054,945 ("Universal Application Programming Interface Reader") relates to the BOSSi universal API integration layer. A unified, configurable framework for seamless integration and management of external APIs across heterogeneous services, which underlies the Company's ability to connect third-party software systems through a single unified interface.

2. Application No. 64/054,981 ("Software System for Constructing Mini Applications Within a Host Application") relates to the MiniApp framework, a declarative two-layer manifest architecture for constructing and executing modular mini-applications within a host application environment, which enables rapid assembly of multi-service mini-applications within the BOSS.Tech platform through declarative configuration.

3. Application No. 64/054,997 ("System and Method for Synchronizing User Data Across Decentralized and Independent Platforms") relates to the Person Sync data normalization engine, a platform-agnostic framework for parsing, matching, reconciling, and harmonizing user data across decentralized and independent platforms in real time.

Provisional patent applications establish a priority date for potential non-provisional filings but do not result in issued patents and are not published by the USPTO. The Company intends to evaluate filing non-provisional applications for each invention prior to the expiration of the applicable 12-month provisional period, expiring on or about May 1, 2027 for all three applications. There is no assurance that non-provisional applications will be filed, that any such applications will be granted, or that any issued patents will provide meaningful competitive protection. See "Risk Factors, Risks Relating to Intellectual Property."

Proprietary Technology and Trade Secrets. The Company's core technology (including its integration architecture, data normalization engine, AI workflow processing layer, MiniApp framework, Flows automation engine, and Insights generation methodology) constitutes proprietary know-how and trade secrets protected through confidentiality and invention assignment agreements with all employees and contractors, access-controlled code repositories, and other standard trade secret protection measures. The Company's platform code and software are also protected by copyright law under work-for-hire and invention assignment provisions in employee and contractor agreements.

Domain Names. The Company holds the following domain names: boss.tech, bosstech.io, ambossador.com, bosstech.pro, bosstech.academy, bosstech.app, bosstech.dev, bosstech.life, bosstech.solutions, bosstech.vip, bosstech.work, bossbot.tech, bossday.tech, and ambossador.tech.

THERE IS NO ASSURANCE THAT THE COMPANY'S INTELLECTUAL PROPERTY PROTECTIONS WILL BE ADEQUATE TO PREVENT COMPETITORS FROM DEVELOPING SUBSTANTIALLY SIMILAR TECHNOLOGIES, THAT ITS TRADEMARK REGISTRATIONS WILL NOT BE SUBJECT TO FUTURE CHALLENGE, OR THAT ITS PROVISIONAL PATENT APPLICATIONS WILL RESULT IN ISSUED PATENTS. SEE "RISK FACTORS, RISKS RELATING TO INTELLECTUAL PROPERTY."

Market and Competitive Landscape

BOSS.Tech operates in the business operations software market, with overlap across integration platform as a service, workflow automation, low-code and no-code application development, AI-enabled business intelligence, and software platforms serving small and medium-sized businesses and organizations without large internal technology teams.

Management believes the market opportunity is driven by the increasing fragmentation of business software. The Company may compete directly or indirectly with integration platforms such as Zapier, Workato, Make, Tray.io, and MuleSoft; workflow automation and productivity platforms such as Microsoft Power Automate, Monday.com, ClickUp, and Notion; CRM and business software suites such as Salesforce, HubSpot, and Zoho; enterprise workflow platforms such as ServiceNow; vertical software platforms serving specific industries; and emerging AI agent and automation platforms. Many competitors have greater financial resources, larger customer bases, more established brands, and more mature sales and product organizations.

Management believes many existing solutions address only portions of the problem. Integration platforms may connect applications but often require technical expertise. CRM and business suites may centralize certain workflows but do not operate as a broader business operating layer. Vertical SaaS platforms may serve specific industries but do not generalize across business types. AI agent tools may assist with discrete tasks but may lack normalized, permissioned, business-wide data context. BOSS.Tech is being developed to combine integration, data normalization, configurable MiniApps, workflow automation, and AI-enabled insights in a single platform designed to sit above existing systems rather than replace them. There is no assurance that BOSS.Tech's approach will be adopted by customers or that the Company will compete successfully.

Stage of Development

The Company has completed initial product development, established its core integration architecture, and is preparing for commercial launch. The Company has been developing its platform since August 2022 and has not yet generated meaningful revenue from operations. BOSS.Tech is pursuing early commercial opportunities through founder-led sales, strategic partnerships, events, developer engagement, and targeted customer conversations. Current and anticipated opportunities may involve letters of intent, pilot projects, custom MiniApps, strategic partnerships, or prospective commercial relationships. These opportunities may not result in revenue unless and until definitive agreements are signed, products are implemented, customers are onboarded, and payment obligations begin. Proceeds from this offering are intended to accelerate the Company's go-to-market activities, expand its integration library, grow its engineering and sales teams, and fund operations through its initial commercial launch period.

Target Market

BOSS.Tech's initial target customers are businesses and organizations that need better operational coordination but may not have large internal technology teams. The Company refers to this segment as the "IT Teamless." Current and anticipated target customer segments include small and medium-sized businesses; franchise systems and franchise operators; multi-location operators; service-based businesses; payments providers and independent sales organizations; banks and other organizations serving small and medium-sized business customers; developers, consultants, and agencies building business applications; and community organizations and partner networks that support business owners.

BOSS.Tech is designed to be industry-agnostic at its core, with the Marketplace enabling industry-specific customization as the platform matures. The Company may refine its target customer segments over time based on customer adoption, sales cycle length, product usage, partner economics, implementation requirements, and revenue performance.

Business Model

BOSS.Tech plans to generate revenue through a combination of subscriptions, usage-based fees, MiniApp fees, integration-related fees, strategic partner arrangements, marketplace participation, and custom or enterprise deployments. The Company's pricing model remains under development and may change as BOSS.Tech evaluates customer needs, product usage, integration costs, sales channels, partner relationships, and market demand. Current pricing concepts include individual or solopreneur usage, company subscriptions, MiniApp-based pricing, developer or marketplace economics, partner-specific pricing, and custom commercial arrangements.

BOSS.Tech may also generate revenue where third-party developers, integrators, consultants, or agencies build MiniApps, integrations, workflows, or other solutions on the platform, through platform fees, revenue share, usage fees, or other compensation depending on the commercial arrangement. The Company is pre-revenue and focused on completing its commercial product launch.

Go-To-Market Strategy

The Company plans to grow through direct sales, strategic partnerships, product-led adoption, community-led growth, developer engagement, and channel relationships. Early sales activity will be founder-led, targeting franchises, multi-location businesses, payments companies, financial institutions, and other organizations that serve small and medium-sized businesses. Entry-point products including digital business cards, business profiles, and MiniApps are designed to introduce users to the broader platform.

The Company also plans to build an ecosystem in which developers, agencies, consultants, and third-party integrators may create MiniApps, integrations, and workflows on the platform, enabling BOSS.Tech to address more industries and use cases than internal development alone could support. There is no assurance that any of these efforts will achieve broad adoption, that third parties will participate in the ecosystem, or that any customer, pilot, or partner opportunity will result in revenue.

The Company expects its go-to-market strategy to develop in phases, subject to capital raised, product readiness, customer adoption, partner commitments, and market conditions.

THERE IS NO ASSURANCE THAT ANY PHASE WILL COMMENCE OR BE COMPLETED ON THE TIMELINE DESCRIBED BELOW, OR AT ALL, OR THAT ANY CUSTOMER, PILOT, OR PARTNER OPPORTUNITY WILL RESULT IN REVENUE.



Phase 1: **Initial Commercial Launch and Founder-Led Sales.** During approximately the first three to six months following the initial closing, the Company expects to focus on completing core launch readiness, supporting early customer and partner conversations, refining onboarding, validating pricing, and converting selected pilot, event, strategic partner, and commercial opportunities into deployments where possible. The Company expects sales activity to remain founder-led during this period.

Phase 2: **Integration Expansion and Early Partner Channels.** During approximately months six through twelve following the initial closing, the Company expects to expand integrations with commonly used business systems, improve MiniApp and workflow deployment processes, support early strategic partner opportunities, and develop repeatable sales materials for target customer segments, which may include service businesses, franchises, multi-location operators, payments partners, and organizations serving small and medium-sized businesses.

Phase 3: **Developer and Marketplace Development.** During approximately months twelve through eighteen following the initial closing, and assuming sufficient capital and product readiness, the Company expects to continue developing its builder ecosystem, developer documentation, MiniApp templates, and marketplace functionality. The Company may seek to enable developers, consultants, agencies, and implementation partners to create MiniApps, workflows, and integrations on the BOSS.Tech platform.

Phase 4: **Scaled Commercialization.** If the Company is able to validate customer demand, pricing, onboarding, and partner economics, it may seek to expand sales and marketing activity, pursue additional channel relationships, increase customer success capacity, and develop industry-specific MiniApp bundles or partner-led offerings.

THERE IS NO ASSURANCE THAT THE COMPANY WILL ACHIEVE THE MILESTONES DESCRIBED ABOVE, THAT THE TIMELINE WILL OCCUR AS ANTICIPATED, OR THAT THE COMPANY WILL GENERATE REVENUE FROM ANY OF THESE ACTIVITIES.

Strategic Partnerships

BOSS.Tech may pursue strategic partnerships with organizations that already serve or sell to businesses, including payments providers, banks, franchise organizations, business associations, community organizations, software providers, developers, agencies, and consultants. Strategic partnerships may help BOSS.Tech reach customers more efficiently, build industry-specific MiniApps, support implementation, or create bundled offerings. Partnership opportunities can be uncertain and may depend on partner priorities, sales execution, technical integration, customer adoption, pricing, and contract terms.

Anticipated Business Plan

BOSS.Tech's anticipated business plan is to continue developing its platform, expand integrations, improve developer tools, pursue early customer adoption, validate pricing, support strategic partnerships, and grow its MiniApp and workflow capabilities.

Near-term priorities may include:

- Continuing development of BOSSi, MiniApps, Insights, and Flow;
- Expanding and improving integrations with commonly used business systems;
- Supporting early customers, pilots, and partner deployments;
- Refining pricing and packaging;
- Building developer documentation, tools, and marketplace participation;
- Pursuing strategic partnerships and channel opportunities;
- Investing in sales, marketing, onboarding, compliance, infrastructure, and working capital.

The company's business plan may evolve as BOSS.Tech receives customer feedback, evaluates usage data, completes commercial agreements, raises capital, and responds to market conditions.

Employees

As of the date of this Memorandum, the Company has thirty-one (31) employees.

Subsidiary: Puravida Services by Bosstech Sociedad De Responsabilidad Limitada

PuraVida Services by BossTech Sociedad de Responsabilidad Limitada ("PuraVida") is a wholly owned subsidiary of the Company, organized as a sociedad de responsabilidad limitada (a limited-liability company form). The Company holds 100% of its equity interests.

PuraVida functions as the Company's international operations arm, providing software development, engineering, and operational support services to Boss Tech, Inc. It has no independent business line and holds no material third-party customer contracts.

PuraVida is consolidated in the Company's audited financial statements for the period ended March 31, 2026, and all intercompany balances and transactions are eliminated in consolidation. Its assets, liabilities, and results of operations are reflected in the consolidated financial statements attached hereto.

Because PuraVida operates outside the United States, the Company is subject to risks associated with foreign operations, including currency-exchange fluctuations and compliance with the labor, tax, and corporate laws of the jurisdiction in which PuraVida is organized. See "Risk Factors."

DESCRIPTION OF ISSUER'S AND CO-ISSUER'S SECURITIES

Overview of the Offering Structure

This offering involves two legally distinct but related securities: (i) Membership Interests in Boss Tech II, a series LLC of ArcRaise SPV, LLC (the "Co-Issuer" or "SPV"), which are the securities being sold to investors in this offering, and (ii) Series Seed Preferred Stock of Boss Tech, Inc. (the "Company"), which is the underlying security the SPV will acquire with the proceeds of this offering. Investors in this offering will not directly own shares of Boss Tech, Inc. All rights associated with the Series Seed Preferred Stock acquired by the SPV, including voting, consent, and governance rights, will be exercised by the Manager of the SPV, ArcRaise Admin, LLC, subject to delegation to a Lead Investor, and not by individual investors.

Securities of the Co-Issuer: Membership Interests in Boss Tech II, a Series LLC of ArcRaise SPV, LLC

Nature of the Security

Investors in this offering will acquire Membership Interests in Boss Tech II, a series LLC of ArcRaise SPV, LLC, at a price of $1.00 per unit. Boss Tech II exists solely to (i) raise capital through this Regulation Crowdfunding offering and (ii) use the net proceeds to acquire shares of Series Seed Preferred Stock of Boss Tech, Inc. at $2.64 per share. Boss Tech II will not engage in any other business or hold any assets other than such shares and cash or cash equivalents pending investment, distribution, or payment of expenses. Boss Tech II is intended to qualify as a single-purpose conduit issuer under Rule 3a-9 of the Investment Company Act of 1940, though there is no assurance the SEC will concur with that qualification. See "Risk Factors, Risks Relating to the Co-Issuer and the SPV Structure."

Economic Rights

Distributions. Individual investors will receive economic distributions from Boss Tech II only to the extent that Boss Tech II itself receives distributions, dividends, or proceeds from the Series Seed Preferred Stock it holds. Any amounts received by the SPV, whether as dividends, liquidation proceeds, conversion proceeds, or otherwise, will be distributed to Membership Interest holders pursuant to the SPV governing documents, after payment of any fees and expenses of the SPV. The SPV does not charge carried interest. Boss Tech, Inc., as the Portfolio Company, pays ArcRaise Admin, LLC an Annual Administration Fee of $1,000.

No Independent Cash Flows. Boss Tech II has no independent operations, revenue, or assets other than the Series Seed Preferred Stock it acquires with the proceeds of this offering. The economic value of a Membership Interest depends entirely on the performance of Boss Tech, Inc. and the value, if any, realized from the Series Seed Preferred Stock held by the SPV.

Governance and Voting Rights

No Direct Voting Rights. Individual investors in this Offering have no right to vote on any matter at the Boss Tech, Inc. level and no right to direct how the SPV votes the Series Seed Preferred Stock it holds. All voting, consent, and governance rights associated with the Series Seed Preferred Stock held by Boss Tech II will be exercised by ArcRaise Admin, LLC, as Manager, subject to delegation to a Lead Investor.

Lead Investor. The LLC Agreement provides that a Lead Investor will be designated for Boss Tech II to hold delegated authority from the Manager to direct the voting of the Series Seed Preferred Stock at the Boss Tech, Inc. level. As of the date of this offering statement, no Lead Investor has been identified or disclosed. If a Lead Investor is not designated, the Manager will exercise voting authority directly. See "Risk Factors, Risks Relating to the Co-Issuer and the SPV Structure."

No Board Rights. Individual investors have no right to designate or elect any member of the Board of Directors of Boss Tech, Inc. and have no board observer rights.

No Pro-Rata Rights. Individual investors have no right to participate in future financings of Boss Tech, Inc. unless separately granted in writing by the Company.

Manager Removal. The Manager may be removed only for cause (*For Cause* is defined as conviction of a felony, willful misconduct or gross negligence causing material harm, or a final judicial finding of material breach) by a majority vote of all series of ArcRaise SPV, LLC voting together as a single class. Individual investors in Boss Tech II do not vote separately as a class for purposes of Manager removal.

Drag-Along Obligations

Boss Tech II, as a holder of Series Seed Preferred Stock, is a party to the Company's Amended and Restated Voting Agreement, which contains a drag-along provision. If the Requisite Common Holders (a majority of the Company's Common Stock), the Requisite Preferred Holders (a majority of the Series Seed Preferred Stock), and a majority of the Board of Directors approve a sale of the Company, Boss Tech II will be required to vote in favor of and sell its Series Seed Preferred Stock in that transaction regardless of price or terms. Individual investors will have no ability to block a drag-along sale at the Company level.

Irrevocable Proxy

The Voting Agreement grants an irrevocable proxy to the Company's Chief Executive Officer if a Stockholder Party (including Boss Tech II) fails to vote its shares as required under the Voting Agreement within five business days of a written request. In such circumstances, the Company's CEO may exercise this proxy to vote the SPV's shares on its behalf. Individual investors have no ability to prevent the exercise of this proxy.

Transfer Restrictions

Membership Interests in Boss Tech II generally cannot be resold for at least one (1) year following the date of purchase, subject to limited statutory exceptions under Regulation Crowdfunding (17 C.F.R. § 227.501). After the one-year restriction expires, transfers remain subject to the prior written consent of the Manager, which may be granted or withheld in the Manager's sole discretion. There is no established public market for the Membership Interests, and none is expected to develop.

Information Rights

Individual investors are entitled to receive information only as required by applicable law, including annual reports on Form C-AR filed by the Co-Issuer as required under Regulation Crowdfunding. No additional inspection rights, financial reporting rights, or information rights are granted to individual investors under the SPV governing documents.

Underlying Security: Series Seed Preferred Stock of Boss Tech, Inc.

The SPV will use the net proceeds of this offering to purchase shares of Series Seed Preferred Stock of Boss Tech, Inc. at $2.64 per share. The following describes the principal terms of the Series Seed Preferred Stock as the underlying security Boss Tech II holds on behalf of investors. The SPV, as holder of record, exercises these rights through its Manager (individual investors do not exercise them directly). The terms below are as set forth in the Company's Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on May 18, 2026.

Dividends

When and if the Board of Directors declares dividends out of funds legally available, holders of Series Seed Preferred Stock receive non-cumulative dividends at the rate of 8% per annum of the Original Issue Price per share, prior to any dividend on the Common Stock. "Original Issue Price" means the price per share at which the Company originally issued the applicable shares, as determined by the Board at the time of issuance, in this offering, $2.64 per share. Because dividends are non-cumulative, any dividend the Board does not declare in a given period does not accrue or carry forward. The Manager will distribute any dividends the SPV receives to individual investors pursuant to the SPV governing documents.

Liquidation Preference

Upon any Liquidation Event, holders of Series Seed Preferred Stock receive, prior and in preference to any distribution to Common Stock holders, an amount per share equal to 1x the Original Issue Price plus any declared but unpaid dividends. The Series Seed Preferred Stock is non-participating. Meaning, after receiving its liquidation preference, it does not share further in any remaining assets. "Liquidation Event"means any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, and includes any acquisition, merger, or sale of substantially all assets, unless holders of a majority of the outstanding Series Seed Preferred Stock elect otherwise. The Manager will distribute any amounts the SPV receives to individual investors pursuant to the SPV governing documents. Depending on the proceeds available in any Liquidation Event, investors may receive less than their original investment or nothing at all.

Conversion

Each share of Series Seed Preferred Stock is convertible, at the option of the holder, at any time after issuance, into one fully paid and non-assessable share of Common Stock, subject to adjustment. Because the SPV is the holder of record, the Manager exercises the voluntary conversion right on behalf of Boss Tech II, individual investors have no right to direct the Manager to convert. All shares of Series Seed Preferred Stock convert automatically into Common Stock upon (i) the closing of a firm-commitment underwritten public offering of Common Stock generating at least $75,000,000 in gross proceeds, or (ii) the written consent of holders of a majority of the then-outstanding shares of Series Seed Preferred Stock.

Anti-Dilution Protection

If the Company issues additional shares of Common Stock or Common Stock equivalents at a price per share below the then-applicable Conversion Price, the Conversion Price adjusts downward on a broad-based weighted average basis. Customary exceptions apply, including shares issued under Board-approved equity incentive plans and shares issued in connection with equipment leases, bank financings, or strategic partnerships. Anti-dilution adjustments affect the conversion ratio of the Series Seed Preferred Stock and do not guarantee that investors will not experience economic dilution.

Voting Rights

Each share of Series Seed Preferred Stock votes together with the Common Stock as a single class on all matters submitted to a stockholder vote, on a fully as-converted basis. The Manager exercises all voting rights associated with the Series Seed Preferred Stock held by Boss Tech II, subject to delegation to the Lead Investor, individual investors have no independent right to exercise these votes. In addition, the Certificate of Incorporation requires the affirmative vote or written consent of holders of a majority of the outstanding Series Seed Preferred Stock, voting as a separate class, before the Company may: (i) alter or change the rights, preferences, or privileges of the Series Seed Preferred Stock; (ii) increase or decrease the authorized number of shares of Series Seed Preferred Stock; (iii) create any new class or series of equity securities with rights senior to or on parity with the Series Seed Preferred Stock; (iv) effect any Liquidation Event; (v) redeem or repurchase any shares of Common Stock, except for repurchases at cost from terminated employees or service providers; or (vi) increase the size of the Board of Directors above the number then authorized. The Manager exercises these protective voting rights on behalf of Boss Tech II. Individual investors have no independent right to direct how the Manager votes on these matters.

Board Designation Right

The Certificate of Incorporation authorizes a Board of three directors, consisting of two directors designated by holders of Common Stock and one director designated by holders of a majority of the Series Seed Preferred Stock, voting as a separate class (the "Preferred Director"), for so long as at least 1,000,000 shares of Series Seed Preferred Stock remain outstanding. As a holder of Series Seed Preferred Stock, the SPV participates in the collective right of Series Seed holders to designate the Preferred Director. The Manager exercises this right on behalf of Boss Tech II. Individual investors have no independent right to designate or elect any member of the Board of Directors and have no board observer rights.

Parity with Concurrent Private Placement Investors

The Series Seed Preferred Stock acquired by the SPV with the proceeds of this offering will be issued at the same price per share ($2.64) and on the same economic terms as shares sold directly to accredited investors in the concurrent Regulation D private placement. However, investors in the concurrent private placement will own Series Seed Preferred Stock directly, will personally exercise all associated stockholder rights (including voting, board designation, information, and pro-rata rights) and are not subject to the SPV governance structure or Manager authority that applies to investors in this offering.

Authorized Capital of Boss Tech, Inc.

The following sets forth the authorized capital stock of Boss Tech, Inc. as of the date of this offering statement, prior to the closing of this offering and the concurrent private placement:

Common Stock authorized	20,000,000 shares, par value $0.00001
Series Seed Preferred Stock authorized	8,000,000 shares, par value $0.00001
Total authorized	28,000,000 shares

The Company has not authorized any other class or series of capital stock. The terms of the Series Seed Preferred Stock are as described in Part II above and as set forth in the Company's Amended and Restated Certificate of Incorporation, a copy of which is attached hereto as Exhibit A.

Additional Securities and Potential Dilution

Outstanding SAFEs. The Company has outstanding Simple Agreements for Future Equity (SAFE) with an aggregate face amount of approximately $6,200,525, which are expected to convert into shares of Series Seed Preferred Stock at the initial closing of the concurrent private placement. Upon conversion, the SAFE holders will become holders of Series Seed Preferred Stock at the same class level as the SPV, which will dilute all other stockholders. See "Dilution" and "Ownership and Capital Structure."

Equity Incentive Plan. The Company has 836,000 shares of Common Stock subject to outstanding equity awards and 254,909 shares of Common Stock available for future issuance under its equity incentive plan. Issuance of these shares would dilute all stockholders, including through the SPV.

Broker Warrants. The Intermediary will receive warrants to purchase a number of shares of Common Stock equal to 6% of the shares of Series Seed Preferred Stock sold in this offering. If the maximum offering amount is raised, Broker Warrants covering approximately 90,909 shares of Common Stock would be issued. The terms of the Broker Warrants, including exercise price and term, will be set forth in the warrant agreement entered into at the initial closing. Exercise of the Broker Warrants would dilute all stockholders.

Future Financings. The Company expects to conduct additional financing rounds following the completion of this offering. Any such future issuances would further dilute the interests of investors in this offering, both directly through the SPV's look-through interest in Boss Tech, Inc. and indirectly through the potential issuance of additional securities at the Company level.

RISK FACTORS

An investment in the Company's securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this offering statement, before making an investment decision. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company's business, financial condition, and results of operations. You could lose all or part of your investment.

Risks Related to the Company's Business and Stage of Development

BOSS Tech is a pre-revenue, early-stage company with a limited operating history. Boss Tech, Inc. was incorporated by conversions from Boss Tech, LLC, a Delaware limited liability company, effective January 1, 2024 (certificate filed December 27, 2023) and has not yet generated meaningful revenue from operations. The Company is subject to all of the risks inherent in an early-stage business, including uncertainty about the size and development of its market, the acceptance of its products, and the ability to attract customers, partners, and key personnel. There is no assurance that the Company will ever generate revenue or achieve profitability.

BOSS Tech depends heavily on its founders and key personnel. The Company is highly dependent on the continued services of Felicite Moorman, Chief Executive Officer, and Ryan Buchert, Chief Technology Officer, as well as other key employees and advisors. The loss of any of these individuals could have a material adverse effect on the Company's business and prospects. The Company does not currently maintain key-person insurance on any of its personnel.

BOSS Tech may face competition from larger, better-capitalized companies. The Company may compete directly or indirectly with established software companies, integration platforms, workflow automation tools, CRM providers, ERP systems, business intelligence platforms, AI agents, vertical SaaS providers, and internal technology teams. Many current and potential competitors have greater financial resources, brand recognition, sales teams, distribution channels, and existing customer relationships. There is no assurance that the Company will compete effectively against these or other competitors that may enter the market.

BOSS Tech may need to iterate on the business model. The Company has not yet demonstrated that its subscription-based SaaS business model will be commercially viable or that customers will pay for the BOSS.Tech platform at prices sufficient to generate positive unit economics. The Company's assumptions about pricing, customer acquisition cost, retention, and lifetime value may prove incorrect, which could materially and adversely affect its financial condition and prospects.

BOSS Tech developed a go-to-market strategy to include multiple channels, which may create execution complexity. The Company's growth strategy may include direct sales, product-led growth, developer-led adoption, strategic partnerships, franchise and multi-location channels, payments partnerships, community-led growth, and MiniApp marketplace expansion. Managing multiple channels can be complex and may require significant coordination, capital, operational discipline, and sales enablement.

BOSS Tech may find its strategic partnerships do not produce expected results. The Company may pursue relationships with payments companies, franchise organizations, banks, community organizations, developers, agencies, and other partners. These relationships may take longer than expected to close, may not generate meaningful revenue, may require additional customization, or may depend on partner priorities outside the Company's control.

BOSS Tech depends on third-party platforms, integrations, and APIs. BOSS.Tech is designed to connect with third-party systems such as productivity platforms, accounting software, payments providers, communication tools, customer support tools, social platforms, and other business applications. Changes to third-party APIs, pricing, data access rules, rate limits, platform policies, or technical requirements could increase our costs, reduce functionality, delay integrations, or negatively affect the customer experience.

BOSS Tech may face risks related to data privacy, security, and AI regulation. BOSS.Tech ingests, normalizes, and processes business data from multiple third-party systems on behalf of its customers. This creates significant obligations under applicable data privacy laws, including but not limited to the California Consumer Privacy Act, and exposes the Company to risks of data breaches, unauthorized access, and regulatory enforcement. Additionally, the regulatory environment for AI-powered products is rapidly evolving and may impose new compliance requirements, restrictions, or liabilities on the Company's products and operations.

BOSS Tech relies on artificial intelligence technologies that may be subject to limitations and reputational risks. BOSS.Tech's platform is AI-native and its products depend on AI and machine learning technologies. AI models may produce inaccurate, biased, or unexpected outputs that could harm the Company's customers, damage its reputation, or expose it to liability. The AI industry is subject to rapidly evolving regulation and public scrutiny that could affect customer acceptance of the Company's products or impose compliance costs.

BOSS Tech may need additional capital after this offering. Even if this offering is successful, the Company may require additional financing to support product development, hiring, customer acquisition, compliance, infrastructure, integrations, marketing, and working capital. Future financing may not be available on acceptable terms, or at all. Future financings may also dilute existing investors.

BOSS Tech's trademark registrations have been subject to prior opposition proceedings and may face future challenges. During prosecution of the Company's trademark applications, Hugo Boss AG sought an extension of time to oppose the BOSS TECH and BOSS.TECH Class 042 service mark applications, and iboss, Inc. sought an extension of time to oppose the BOSS TECH Class 009 trademark application. Neither party ultimately filed an opposition, and all three marks have been registered on the Principal Register. However, there is no assurance that these or other third parties will not challenge the Company's marks in the future.

BOSS Tech's provisional patent applications may not result in issued patents, and its intellectual property protections may not be sufficient to protect its competitive advantages. The Company has filed three provisional patent applications covering aspects of its proprietary technology. There is no assurance that the Company will file non-provisional patent applications, that any such applications will be granted, or that any issued patents will provide meaningful competitive protection.

BOSS Tech's audited financial statements include a going concern qualification that raises substantial doubt about our ability to continue operations. The Company's audited financial statements include a going concern qualification, which raises substantial doubt about its ability to continue as a going concern. The Company has incurred recurring losses since inception, has not yet generated meaningful revenue, and has negative cash flows from operating activities. As of March 31, 2026, the Company had an accumulated deficit of $7,483,628 and total equity of $38,954. These conditions raise substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to raise sufficient capital through this offering and the concurrent private placement, or is unable to generate revenue from its planned commercial launch, it may be unable to meet its obligations and may be forced to curtail or cease operations. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks Related to This Offering and the Securities

This offering involves securities with limited rights. Individual investors in this offering will not directly exercise voting, consent, information, pro-rata, or governance rights with respect to the Company. Those rights, to the extent applicable to the Series Seed Preferred Stock held by Boss Tech II, a series of ArcRaise SPV LLC, will be exercised by the SPV manager pursuant to the SPV governing documents. Investors depend on the SPV manager to act on their behalf, and the SPV manager's interests may not always align with those of individual investors.

Boss Tech II, a series of ArcRaise SPV LLC is subject to drag-along obligations that could compel a sale without individual investor consent. Boss Tech II, a series of ArcRaise SPV LLC, as a holder of Series Seed Preferred Stock, is a party to the Company's Amended and Restated Voting Agreement (the "Voting Agreement"), which contains a drag-along provision. If the Requisite Common Holders (holders of a majority of the Company's Common Stock), the Requisite Preferred Holders (holders of a majority of the Series Seed Preferred Stock), and a majority of the Board of Directors approve a sale of the Company (an "Approved Sale"), the SPV will be required to vote in favor of and sell its Series Seed Preferred Stock in that transaction, regardless of the price or terms. Individual investors in Boss Tech II, a series of ArcRaise SPV LLC will have no ability to block a drag-along sale at the Company level. Their only recourse, if any, would be through the SPV governing documents. Investors should carefully review the SPV governing documents to understand their rights with respect to a forced sale at the SPV level before investing.

The Voting Agreement grants an irrevocable proxy that could allow the company to vote the SPV's shares. The Voting Agreement grants an irrevocable proxy to the Company's Chief Executive Officer if a Stockholder Party (including Boss Tech II, a series of ArcRaise SPV LLC) fails to vote its shares as required under the Voting Agreement within five business days of a written request. If the SPV manager fails to vote the SPV's Series Seed Preferred Stock as required, the Company's CEO could exercise this proxy to vote those shares on the SPV's behalf. Individual investors in this offering will have no ability to prevent the exercise of this proxy. This means that in certain circumstances the Company could effectively control how the SPV's shares are voted.

The intermediary's technology platform is built on company technology and is partially owned by the founders' holding company, creating potential conflicts of interest. GPN has engaged ArcRaise as the technology platform through which this Regulation Crowdfunding offering is conducted. ArcRaise is built using technology developed by Boss Tech, Inc., the Company whose securities are being offered. ZRF Global LLC, a holding company in which Felicite Moorman and Ryan Buchert, the Company's co-founders and officers, serve as Managing Members, holds a 35% ownership interest in ArcRaise. These relationships create the following potential conflicts of interest that investors should carefully consider:

(i) *Technology Conflict*. The ArcRaise platform uses Boss Tech, Inc.'s proprietary technology. This means the intermediary's infrastructure has a direct commercial dependency on the issuer's product. GPN's ability to conduct this and future offerings may depend in part on its continued access to the Company's technology, which could affect the objectivity of decisions made in connection with this offering.

(ii) *Ownership Conflict*. ZRF Global LLC holds a 35% interest in ArcRaise. Because Felicite Moorman and Ryan Buchert are Managing Members of ZRF Global LLC, they have an indirect financial interest in ArcRaise's success as a platform. The founders therefore benefit financially both as founders and officers of the Company and as indirect owners of the platform through which this offering is conducted. This dual interest may not be fully aligned with the interests of investors.

(iii) *Compounding Related-Party Relationships*. ZRF Global LLC has also provided $5,844,000 in SAFE financing to the Company, which will convert into Series Seed Preferred Stock at the Initial Closing of the concurrent private placement. The founders therefore have multiple overlapping financial relationships with the Company: as founders, as officers, as indirect SAFEholders through ZRF Global LLC, and as indirect owners of the platform conducting this offering. Investors should consider these relationships carefully and consult with independent financial and legal advisors before investing.

The Company has disclosed these relationships to GPN in its capacity as the registered intermediary for this offering. GPN, as a FINRA-registered broker-dealer, is subject to regulatory requirements governing conflicts of interest and investor protection.

The Series Seed Preferred Stock held by the SPV ranks equally with Series Seed Preferred Stock held by direct investors. In any liquidation, dissolution, winding up, or deemed liquidation event (including an acquisition or asset sale), holders of Series Seed Preferred Stock are entitled to receive their liquidation preference before any distribution is made to holders of Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC. Depending on the proceeds available in any such event, holders of Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC may receive less than their original investment or nothing at all.

There is no established trading market for the Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC. There is currently no public market for the Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC, and none is expected to develop. Securities purchased in this offering generally cannot be resold for one year following the date of purchase, subject to limited exceptions. Even after the one-year restriction expires, there may be no market for the Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC, and investors may be unable to liquidate their investment.

This offering is being conducted simultaneously with a private placement of Series Seed Preferred Stock. The Company is conducting a separate private placement of Series Seed Preferred Stock concurrently with this offering. Investors in the concurrent private placement will own Series Seed Preferred Stock directly and will personally exercise all associated stockholder rights, including voting, board designation, information, and pro-rata rights. Investors in this Reg CF offering will own membership interests in Boss Tech II, a series of ArcRaise SPV LLC and will not directly exercise any of those rights. The issuance of Series Seed Preferred Stock in the concurrent private placement will dilute the interests of Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC purchasers in this offering.

Outstanding SAFE agreements will convert into Series Seed Preferred Stock at the initial closing of the concurrent private placement, resulting in dilution. The Company has outstanding Simple Agreements for Future Equity ("SAFEs") with an aggregate face value of approximately $6,200,525, which are expected to convert into shares of Series Seed Preferred Stock at the initial closing of the concurrent private placement. This conversion will result in significant dilution to all other stockholders, including purchasers in this offering. See "Dilution" and "Capital Structure" below.

The Company may require additional capital beyond the proceeds of this offering. The proceeds of this offering, together with the proceeds of the concurrent private placement, may not be sufficient to fund the Company's operations to profitability. If the Company needs to raise additional capital in future financings, there is no assurance that such capital will be available on acceptable terms, if at all. Future financings may further dilute the interests of investors in this offering.

The Company has a small number of significant stockholders who will retain control. Following this offering and the concurrent private placement, Felicite Moorman and Ryan Buchert will collectively own a majority of the Company's voting stock. Individual Reg CF investors have no voting rights. As a result, the founders will have the ability to determine the outcome of all matters submitted to a vote of stockholders and to control the direction of the Company without the input of individual Reg CF investors.

BOSS Tech may not achieve the maximum offering amount. There is no assurance that the Company will raise the maximum offering amount of $4,000,000 in this offering. If the Company raises only the minimum offering amount, it may not have sufficient proceeds to execute its business plan as described herein, and may need to prioritize among planned expenditures or seek additional capital sooner than anticipated.

Investors may experience significant dilution. If the Company issues additional shares, options, warrants, or convertible securities in the future, including under its equity incentive plan, in future financing rounds, or upon conversion of outstanding SAFEs, investors in this offering will experience dilution of their percentage ownership in the Company. The Company is authorized to issue up to 20,000,000 shares of Common Stock and up to 8,000,000 shares of Series Seed Preferred Stock.

Risks Related to Intellectual Property

The Company's trademark registrations may not provide the scope of protections investors might assume, and the Company's marks remain subject to future challenge.
The Company holds three marks registered on the Principal Register of the United States Patent and Trademark Office. The word "TECH" is disclaimed in two of the three registrations. That is BOSS TECH (Reg. Noo. 7770899) and BOSS TECH (Reg. NO. 7863754). This means that the Company does not claim exclusive rights to that term apart from each mark as a whole. As a result, the Company's exclusive trademark rights in those registrations extend only to the composite marks and not to either constituent word independently. The Company's Class 009 registration expressly excludes goods pertaining to cybersecurity, cloud network security, network security, and data security, limiting the scope of protection available to the

Company in that class. The Company's broadest trademark protection attaches to the BOSS.TECH composite mark (Reg. No. 7531731), which carries no disclaimer.

Registration on the Principal Register does not eliminate the risk of future challenge. Third parties may seek to cancel one or more of the Company's registrations through proceedings before the Trademark Trial and Appeal Board or assert trademark infringement claims in federal court. A successful challenge could result in cancellation of one or more registrations, an injunction against the Company's use of its marks, monetary damages, or a requirement that the Company rebrand. Any such outcome could materially and adversely affect the Company's business, brand recognition, and competitive position. The Company's trademark matters are handled by outside counsel, but there is no assurance that the Company's marks will withstand future challenge or that its trademark protections will be sufficient to prevent competitors from using similar marks in commerce.

Additionally, the Company's marks were originally registered in the name of BOSS Tech, LLC, the Company's predecessor entity, and vested in Boss Tech, Inc. by operation of law upon the statutory conversion effective January 1, 2024. USPTO records reflecting the Company as current owner are in the process of being updated. Until that recordation is complete, there is a gap in the publicly recorded chain of title that could complicate the Company's ability to enforce its marks against third parties or satisfy diligence requirements in future financing transactions.

The Company's provisional patent applications may not result in issued patents, and the Company's ownership of its patent rights depends on the assignment agreements executed by its founders.

The Company has filed three provisional patent applications under 35 U.S.C. § 111(b), each filed on May 1, 2026 and expiring on or about May 1, 2027. Provisional applications establish a priority date only; they do not confer any exclusive rights, are not examined by the USPTO, and are not published. The Company has not yet filed non-provisional patent applications for any of the inventions described in these applications, and there is no assurance that non-provisional applications will be filed before the provisional period expires, that any applications filed will be granted, or that any patents issued will provide meaningful competitive protection. If the Company fails to file non-provisional applications prior to May 1, 2027, the priority dates established by these provisional applications will be lost. Competitors may develop substantially similar technologies independently, and the Company may have limited ability to prevent such competition even if patents are ultimately issued.

Under United States patent law, patent rights vest initially in the named inventors, not in the Company. The three provisional applications name Ryan Buchert as first named inventor and Felicite Moorman as co-inventor on all three applications, each in their individual capacities. Mr. Buchert and Ms. Moorman have each executed a Confidential Information and Invention Assignment Agreement (CIIA) in favor of the Company, pursuant to which each assigns to the Company all right, title, and interest in inventions made within the scope of their service, including the inventions described in the three provisional patent applications. The Company's ownership of these patent rights therefore depends on the enforceability of those agreements. Because Mr. Buchert and Ms. Moorman are also the Company's co-founders, officers, directors, and controlling stockholders, collectively holding 100% of the Company's outstanding Common Stock prior to this offering, the assignment agreements were not negotiated at arm's length. If the assignment agreements are later determined to be deficient, were improperly executed, or are otherwise unenforceable, the Company may not own the intellectual property it represents as a core asset of its business. In that event, the Company could be required to negotiate a license from its founders, face competing claims to its core technology, or be unable to enforce its patent rights against third parties. Any of these outcomes could have a material adverse effect on the Company's business, financial condition, and prospects.

Furthermore, even if the assignment agreements are valid and enforceable, the Company's ownership of these applications may not be recorded with the USPTO prior to any non-provisional filing. Unrecorded assignments may affect the Company's ability to enforce its rights against bona fide purchasers without notice and could create complications in future financing or acquisition transactions requiring clear chain of title to the Company's intellectual property.

Risks Relating to the Co-Issuer and the SPV Structure

The co-issuer is a newly formed entity with no operating history, no independent management, and no assets other than those to be acquired with the proceeds of this offering.
Boss Tech II, a series of ArcRaise SPV, LLC was established in connection with this offering and has no operating history, no revenue, no employees, and no assets other than those to be acquired with the proceeds of this offering. ArcRaise SPV, LLC was formed on May 29, 2026. Boss Tech II exists solely to acquire and hold shares of Series Seed Preferred Stock of Boss Tech, Inc. on behalf of investors in this offering. Investors are acquiring membership interests in an entity that has not commenced operations, whose governing documents remain incompletely executed, and whose value depends entirely on the performance of Boss Tech, Inc., a pre-revenue, early-stage company with a going concern qualification in its audited financial statements.

The founders of Boss Tech, Inc. have multiple overlapping financial interests in the structure through which this offering is conducted, and the Manager of the co-issuer is not independent of the issuer's founders.
Felicite Moorman and Ryan Buchert are the co-founders, Chief Executive Officer, Chief Technology Officer, directors, and controlling stockholders of Boss Tech, Inc., the issuer whose securities will be acquired by Boss Tech II with the proceeds of this offering. Ms. Moorman and Mr. Buchert are also Managing Members of ZRF Global LLC, which holds a 35% ownership interest in ArcRaise Admin, LLC, the Manager of ArcRaise SPV, LLC and Boss Tech II. In addition, ZRF Global LLC has provided $5,844,000 in SAFE financing to Boss Tech, Inc., which is expected to convert into shares of Series Seed Preferred Stock at the initial closing of the concurrent private placement, the same class of security that Boss Tech II will acquire with the proceeds of this offering, at the same price per share as securities purchased by unaffiliated investors. Furthermore, the ArcRaise platform, through which this offering is conducted, is built using proprietary technology developed by Boss Tech, Inc.

As a result, Ms. Moorman and Mr. Buchert simultaneously hold interests as: (i) founders and controlling stockholders of the issuer whose securities are being sold in this offering; (ii) indirect owners of the Manager of the vehicle through which this offering is conducted; (iii) indirect holders of the largest outstanding SAFE obligation of the issuer, which will convert into the same class of stock being sold in this offering; and (iv) developers of the technology underlying the platform conducting this offering. These overlapping interests create structural conflicts that may not be resolvable in a manner fully aligned with the interests of investors. The Manager is not independent of the founders of the issuer, and no independent fiduciary has been appointed to represent the interests of investors with respect to these conflicts. Decisions made by the Manager with respect to this offering, the SPV, or the securities held by Boss Tech II including decisions regarding the voting of the Series Seed Preferred Stock, the timing and terms of any disposition, and the administration of investor distributions may be influenced by the founders' interests in Boss Tech, Inc. rather than the interests of investors in this offering. Investors should carefully consider these relationships and consult with independent financial and legal advisors before investing.

The organizational structure and governance of the Manager are set forth in its organizational documents, which are available from the Company on request.
ArcRaise Admin, LLC serves as the sole manager of ArcRaise SPV, LLC and each of its series, including Boss Tech II, and exercises full, exclusive, and complete authority over the management and affairs of Boss Tech II. The organizational documents of ArcRaise Admin, LLC, including its certificate of formation, operating agreement, and evidence of the authority of Matthew Palmer to act as its authorized signatory, are not attached as exhibits to this offering statement but are available to prospective investors upon request to the Company. Prospective investors are encouraged to review those documents before investing. Notwithstanding the availability of these documents, the Manager exercises broad discretionary authority over Boss Tech II, and investors have limited mechanisms for ongoing oversight or recourse with respect to the Manager's

decisions.

Individual investors to Boss Tech II have no voting rights, no board rights, no pro-rata rights, and no meaningful ability to influence the management of the SPV or the issuer.

Investors in this offering acquire membership interests in Boss Tech II, a series of ArcRaise SPV, LLC. Individual investors have no right to vote on any matter at the Boss Tech, Inc. level, no right to designate or elect any member of the Board of Directors of Boss Tech, Inc., no right to participate in future financings of Boss Tech, Inc. unless separately granted in writing by the Company, and no board observer rights. All voting, consent, and governance rights associated with the Series Seed Preferred Stock held by Boss Tech II will be exercised by the Manager, subject to delegation to a Lead Investor. Investors have no ability to direct how the Manager or the Lead Investor votes the Series Seed Preferred Stock, and the Manager's voting decisions may not reflect the preferences or interests of individual investors. Furthermore, the Manager may be removed only for cause defined as conviction of a felony, willful misconduct or gross negligence causing material harm, or a final judicial finding of material breach by a majority vote of all series of ArcRaise SPV, LLC voting together as a single class, not solely by the members of Boss Tech II. As a practical matter, individual investors in this offering have little ability to influence the management of the SPV, compel the Manager to take or refrain from any action, or protect their interests against decisions by the Manager that may favor the founders of Boss Tech, Inc.

The Lead Investor for Boss Tech II has not been identified, and the delegation of voting authority to an unidentified individual creates material uncertainty.

The LLC Agreement provides that a Lead Investor will be designated for Boss Tech II and will hold delegated authority from the Manager to direct the voting of the Series Seed Preferred Stock held by Boss Tech II at the Boss Tech, Inc. level. As of the date of this offering statement, no Lead Investor for Boss Tech II has been identified or disclosed. Investors are therefore committing capital to a vehicle whose key voting decision-maker is unknown. The Lead Investor, once designated, must invest in Boss Tech II in a minimum amount sufficient to align economic interests with other members, must not be a current officer, director, or employee of Boss Tech, Inc., and must not be subject to disqualification under Regulation Crowdfunding or Regulation D. However, the Lead Investor Agreement has not been executed, the identity of the Lead Investor has not been disclosed, and there is no assurance that the Lead Investor's interests will be aligned with those of other investors or that the Lead Investor will exercise voting authority in a manner beneficial to investors. If a Lead Investor is not designated, the Manager will directly exercise the voting authority that would otherwise have been delegated, concentrating all governance authority in an entity that is not independent of the founders of Boss Tech, Inc.

The inter-series liability protection under Delaware law may not be effective, and its enforceability in other jurisdictions is uncertain.

Boss Tech II is a series of ArcRaise SPV, LLC organized under Section 18-215 of the Delaware Limited Liability Company Act. Under that provision, the debts, liabilities, obligations, and expenses of a particular series are enforceable only against the assets of that series and not against the assets of the company generally or any other series provided that the company maintains separate and distinct records for each series and accounts for the assets of each series separately from the assets of the company generally and from the assets of any other series. The effectiveness of this inter-series liability protection therefore depends entirely on whether ArcRaise Admin, LLC, as Manager, maintains proper series-level record-keeping, separate bank accounts or sub-accounts, and adequate accounting separation for each series at all times. Investors have no ability to independently verify whether these operational requirements are being satisfied on an ongoing basis. If the requirements of Section 18-215 are not satisfied, the liability shield may not be effective, and the assets of Boss Tech II could potentially be reached by creditors of ArcRaise SPV, LLC generally or of another series. Furthermore, the inter-series liability protection under Delaware law has not been uniformly recognized by courts in other jurisdictions, and creditors asserting claims in states other than Delaware may not be bound by the inter-series liability limitation. Any failure of the inter-series liability shield could expose the assets of Boss Tech II and therefore the investment of individual investors to liabilities that are not attributable to Boss Tech II or its operations.

The SPV's qualification as a single-purpose conduit issuer under Rule 3a-9 of the Investment Company Act of 1940 is not assured, and loss of that status could have material adverse consequences for investors.

The LLC Agreement provides that Boss Tech II is intended to qualify as a single-purpose conduit issuer exempt from registration as an investment company under Rule 3a-9 of the Investment Company Act of 1940. Rule 3a-9 requires, among other conditions, that the SPV invest substantially all of its assets in the securities of a single portfolio company, that it not hold itself out as an investment company, and that it not charge carried interest. The Series Appendix for Boss Tech II provides for zero carried interest and single-portfolio-company investment, which is intended to be consistent with Rule 3a-9 qualification. However, there is no assurance that the SEC will concur that Boss Tech II satisfies the requirements of Rule 3a-9, that the rule will not be amended or interpreted in a manner adverse to the SPV, or that the SPV's operations will remain consistent with the rule's requirements at all times. If Boss Tech II were deemed to be an investment company required to register under the Investment Company Act of 1940, it would become subject to extensive regulatory requirements including restrictions on leverage, affiliated transactions, and governance, that could materially impair its ability to operate and could require restructuring or dissolution of the SPV, with potentially adverse consequences for investors.

There is no public market for the membership interests in Boss Tech II, and investors may be unable to liquidate their investment.

There is currently no public market for the membership interests in Boss Tech II, a series of ArcRaise SPV, LLC, and none is expected to develop. Securities purchased in this offering generally cannot be resold for one year following the date of purchase, subject to limited exceptions under Regulation Crowdfunding. After the one-year restriction expires, transfers remain subject to the prior written consent of the Manager, which may be granted or withheld in the Manager's sole discretion. Even if the Manager consents to a transfer, there may be no willing buyer for the membership interests, and investors may be unable to liquidate their investment at any time or at any price. Investors should be prepared to hold their membership interests for an indefinite period and should not invest funds they cannot afford to lose entirely.

USE OF PROCEEDS

The Company intends to use the net proceeds of this offering, together with the net proceeds of the concurrent private placement of Series Seed Preferred Stock, for the following purposes. The allocations set forth below are estimates and may be adjusted by management in its discretion based on the Company's actual needs and the total proceeds raised across both offerings.

Use of Proceeds	Target ($50K Reg CF)	Maximum ($4M CF + $4M PP)
Product development and engineering	50%	40%
Sales and marketing / go-to-market	20%	40%
General and administrative	30%	20%
TOTAL	100%	100%

Although the Company retains discretion to reallocate proceeds as described above, it currently expects the categories in the table to be applied generally as follows:

Product development and engineering is expected to fund continued development of the Company's core technology frameworks (BOSSi, MiniApps, Insights, and Flow) including expansion of the Company's integration library, engineering hires and contractor costs, developer tooling and documentation, AI and infrastructure costs, and anticipated costs associated with non-provisional patent filings for the Company's three provisional patent applications prior to their May 2027 expiration.

Sales and marketing / go-to-market is expected to fund founder-led and direct sales activities, strategic partnership and channel development, product-led and community-led growth initiatives, events, educational content, and the personnel and programs supporting early customer and partner acquisition.

General and administrative is expected to fund legal, accounting, audit, regulatory and securities compliance, corporate operations, insurance, and general working capital.

The actual allocation of proceeds will depend on the total amount raised across this offering and the concurrent private placement, the timing of receipt of proceeds, the Company's commercial progress, and other factors. The Company reserves the right to reallocate proceeds among these categories, and to other purposes not presently anticipated, as management determines to be in the best interests of the Company.

If only the minimum offering amount is raised in this offering, the Company will continue with its current team and continue to rely on founder-based funding. The Company may need to raise additional capital to fully execute its business plan. Beyond the proceeds required to maintain its current team and ongoing operations, the Company intends to direct additional proceeds primarily toward sales and go-to-market activities, consistent with the increasing allocation to sales and marketing reflected in the table above.

Intermediary Compensation

The Company has engaged GP Nurmenkari, Inc., the Intermediary, as exclusive placement agent for this offering pursuant to a Placement Agency Agreement dated April 20, 2026. The Intermediary will receive the following compensation in connection with this offering:

Cash compensation: a Broker of Record fee of 1% plus a Placement Fee of 6%, for aggregate cash compensation of 7% of the gross proceeds raised in this offering. If the maximum offering amount of $4,000,000 is raised, total cash compensation to the Intermediary would be $280,000. If only the minimum offering amount of $50,000 is raised, total cash compensation to the Intermediary would be $3,500. Cash compensation is paid from gross proceeds at each closing.

Broker Warrants: in addition to cash compensation, the Intermediary will receive warrants (the "Broker Warrants") to purchase a number of shares of Common Stock of the Company equal to 6% of the number of shares of Series Seed Preferred Stock sold in this offering. If the maximum offering amount is raised (1,515,151 shares of Series Seed Preferred Stock purchased by the SPV), Broker Warrants covering approximately 90,909 shares would be issued. The terms of the Broker Warrants, including exercise price, term, and exercise mechanics, will be set forth in the form of warrant agreement to be entered into at the initial closing. The Broker Warrants are dilutive to all stockholders. See "Dilution."

Other fees and expenses payable to the Intermediary: (i) monthly technology hosting during the live offering of $500.00; (ii) investor compliance review fees (AML/OFAC/FinCEN) of $5.00 per individual investor and $35.00 per entity investor; (iii) funds processing fees of $1.00 per ACH transaction, $1.00 plus 4% per credit card transaction, $20.00 per wire transfer, $30.00 per refund or return, and $20.00 per transaction processed on behalf of the issuer; and (iv) reimbursement of reasonable and documented legal fees and expenses of special counsel to the Intermediary, capped at $25,000. Marketing services are optional and, if engaged, are estimated at $5,000 to $12,500 per month. The Company will also reimburse

Blue Sky counsel for reasonable attorneys' fees and out-of-pocket expenses in connection with state securities filings.

The cash compensation, Broker Warrants, and other fees described above will reduce the net proceeds available to the Company from this offering. The allocations set forth in the Use of Proceeds table above are presented before deduction of intermediary cash compensation and offering expenses.

DIRECTORS, OFFICERS, AND PERSONS HOLDING MORE THAN 20% OF ISSUER'S SECURITIES

Directors and Officers

Felicite Moorman, Chief Executive Officer; Co-Founder; Director.

Ms. Moorman co-founded the Company's predecessor, Boss Tech, LLC in 2022 and has served as Chief Executive Officer and Director since that date. As CEO, Ms. Moorman leads company strategy, fundraising, investor relations, partnerships, go-to-market execution, regulatory and legal coordination, and category development. Ms. Moorman also serves as a Managing Member of ZRF Global, LLC ("ZRF Global") and certain of its wholly owned and partially owned subsidiaries and affiliates since January 2022. ZRF Global is a related party to the Company. See "Certain Relationships and Related Party Transactions."

Prior to BOSS.Tech, Ms. Moorman co-founded STRATIS IoT in October 2013 and served as its Chief Executive Officer through June 2022. Under her leadership, STRATIS IoT built a SaaS and IoT platform for large-scale intelligent building deployments in multifamily and student housing, doubled revenue for seven consecutive years, deployed in one of every five new U.S. multifamily developments by 2019, and launched international platforms in Brazil, Japan, and the United States in partnership with KDDI and Comcast Xfinity. RealPage, Inc. acquired STRATIS IoT in 2022. From December 2012 through December 2020, Ms. Moorman served as Chief Executive Officer of BuLogics, an Internet of Things company focused on hardware, software, and ecosystem development for connected products.

Ms. Moorman is a named co-inventor, together with Ryan Buchert, on three provisional patent applications the Company filed with the United States Patent and Trademark Office on May 1, 2026: Application No. 64/054,945 ("Universal Application Programming Interface Reader"); Application No. 64/054,981 ("Software System for Constructing Mini Applications Within a Host Application"); and Application No. 64/054,997 ("System and Method for Synchronizing User Data Across Decentralized and Independent Platforms"). Ms. Moorman holds a J.D. from the University of Maryland Francis King Carey School of Law and is a Wharton General Management Program alumna. She has received EY's Entrepreneur Of The Year® Award in Philadelphia.

Ryan Buchert, Chief Technology Officer; Co-Founder; Director

Mr. Buchert co-founded the Company's predecessor, Boss Tech, LLC in 2022 and has served as Chief Technology Officer and Director since that date. As CTO, Mr. Buchert leads product architecture, engineering strategy, platform development, and technical execution across the Company's core technology frameworks (that is, BOSSi, MiniApps, Insights, and Flow). Mr. Buchert also serves as a Managing Member of ZRF Global and certain of its wholly owned and partially owned subsidiaries and affiliates since January 2022. ZRF Global is a related party to the Company. See "Certain Relationships and Related Party Transactions."

Prior to BOSS.Tech, Mr. Buchert co-founded STRATIS IoT in October 2013 and served as a co-founder through January 2022, contributing to the platform's growth through its acquisition by RealPage, Inc. Mr. Buchert co-founded BuLogics in February 2003, where he developed wireless products for Z-Wave and ZigBee standards, architected large-scale wireless installations, and operated one of only two Z-Wave certification houses in the world. Mr. Buchert also co-founded Zonoff in May 2011, a company that subsequently formed the basis of the Ring Alarm System. Earlier in his career, Mr. Buchert served as a Senior Engineer at InterDigital Communications from May 2000 through April 2004, where he worked on 3G and 4G wireless technologies and created multiple patents, and as an Engineer at Unisys from September 1998 through May 2000.

Mr. Buchert is first named inventor and co-inventor, together with Felicite Moorman, on three provisional patent applications the Company filed with the United States Patent and Trademark Office on May 1, 2026: Application No. 64/054,945 ("Universal Application Programming Interface Reader"); Application No. 64/054,981 ("Software System for Constructing Mini Applications Within a Host Application"); and Application No. 64/054,997 ("System and Method for Synchronizing User Data Across Decentralized and Independent Platforms"). Mr. Buchert holds a B.S. and M.S. in Engineering from Drexel University.

Persons Holding More Than 20% of Outstanding Securities

The following persons hold, directly or indirectly, more than 20% of the outstanding voting securities of the Company as of the date of this offering statement:

Name	Shares Held	Percentage (pre-offering)	Basis
Felicite Moorman	4,080,000 shares of Common Stock (direct)	51.00% of outstanding shares	Founder shares
Ryan Buchert	3,920,000 shares of Common Stock (direct)	49.00% of outstanding shares	Founder shares

Pre-Offering Cap Table

The following table sets forth the capitalization of the Company as of May 18, 2026, prior to the closing of this offering and the concurrent private placement, and prior to the conversion of outstanding SAFE agreements:

Stockholder	Shares (Common)	% Outstanding	% Fully Diluted
Felicite Moorman	4,080,000	51.00%	44.88%
Ryan Buchert	3,920,000	49.00%	43.12%
Total Common Stock Outstanding	8,000,000	100.00%	88.00%
Option pool (issued)	—	—	9.20%
Option pool (available)	—	—	2.80%
TOTAL FULLY DILUTED	8,000,000	—	100.00%

Outstanding SAFE Agreements

The Company has the following outstanding Simple Agreements for Future Equity ("SAFEs") that are expected to convert into shares of Series Seed Preferred Stock at the initial closing of the concurrent private placement:

SAFE Holder	Face Amount	Expected Conversion Shares	Notes

Wefunder SPV, LLC	$256,525	194,338 shares	At $1.32 per share (Wefunder SAFE cap of $12M applies — cap price $1.32 is more favorable than 20% discount price of $2.112 on $2.64 round price)
John Butz	$100,000	37,879 shares	At $2.64 per share
ZRF Global	$5,844,000	2,213,636 shares	See note below — related party disclosure
TOTAL	**$6,200,525**	**2,445,853 shares**	

The Wefunder SPV, LLC SAFE was issued by BOSS Tech, LLC, the Company's predecessor entity, prior to the conversion of BOSS Tech, LLC to Boss Tech, Inc. (filed December 27, 2023, effective January 1, 2024). Upon conversion, all obligations of BOSS Tech, LLC, including this SAFE, became obligations of Boss Tech, Inc. by operation of law. The remaining SAFEs listed above were issued by Boss Tech, Inc. following the conversion.

Post-Offering Cap Table (Pro Forma)

The following table sets forth the pro forma capitalization of the Company assuming (i) conversion of all outstanding SAFEs into Series Seed Preferred Stock at $2.64 per share at the initial closing of the concurrent private placement, (ii) maximum $4,000,000 raised in this Reg CF offering, the proceeds of which Boss Tech II will use to purchase 1,515,151 shares of Series Seed Preferred Stock, and (iii) maximum $4,000,000 raised in the concurrent private placement (1,515,151 shares of Series Seed Preferred Stock). "% Outstanding" reflects the percentage of all issued and outstanding shares of capital stock. "% Fully Diluted" reflects the percentage of all issued and outstanding shares plus all shares reserved for issuance under the Company's equity incentive plan, whether or not vested or exercisable.

Stockholder / Class	Shares	% Outstanding	% Fully Diluted
COMMON STOCK			
Felicite Moorman	4,080,000	30.28%	28.01%
Ryan Buchert	3,920,000	29.09%	26.91%
Common Stock Subtotal	8,000,000	59.37%	54.92%
SERIES SEED PREFERRED STOCK: SAFE CONVERSIONS			
ZRF Global LLC	2,213,636	16.43%	15.20%
Wefunder SPV LLC	194,338	1.44%	1.33%
John Butz	37,879	0.28%	0.26%
SAFE Conversion Subtotal	2,445,853	18.15%	16.79%
SERIES SEED PREFERRED STOCK: NEW INVESTMENT			
Reg D Private Placement Investors	1,515,151	11.24%	10.40%
Boss Tech II (Reg CF SPV)[1]	1,515,151	11.24%	10.40%
New Investment Subtotal	3,030,302	22.48%	20.80%
EQUITY INCENTIVE PLAN			
Options - Issued and Outstanding	836,000	-	5.74%

Options - Available for Future Grant	254,909	-	1.75%
Option Pool Subtotal	1,090,909	-	7.49%
TOTAL	**14,567,064**	**100.00%**	**100.00%**

(1) Boss Tech II, a series of ArcRaise SPV, LLC, holds these shares as nominee for the benefit of individual Reg CF investors who purchase Membership Interests in this offering. Individual Reg CF investors do not directly own shares of Boss Tech, Inc.

FINANCIAL CONDITION OF THE ISSUER

Nature of Operations

Boss Tech, Inc. (the "Company") is a Philadelphia PA corporation formed as BOSS Tech, LLC in January 2022 and converted to Boss Tech, Inc. on December 27, 2023. BOSS.Tech is a technology-driven platform focused on simplifying business operations through integrated digital solutions. The Company provides a unified mobile-based platform that connects essential business tools into a single cohesive ecosystem, enabling users to efficiently manage operational, administrative, and business processes. The Company's solutions are designed to support organizations ranging from startups to large enterprises by streamlining workflows, enhancing operational efficiency, and facilitating scalable business growth and innovation. BOSS.Tech's objective is to improve business productivity through technology-enabled process integration and centralized management capabilities. As part of its corporate structure, the Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rica–incorporated entity, in which BOSS.Tech holds 100% ownership interest. The subsidiary operates as an integral component of the Company's international operations and is included in the consolidated financial statements.

Going Concern

Liquidity and Capital Resources. As of March 31, 2026, the Company had cash and cash equivalents of $36,465, total assets of $139,244, and total liabilities of $100,290, resulting in net working capital deficit of approximately $35,369. The Company's total stockholders' equity as of March 31, 2026 was $38,954, against an accumulated deficit of $7,483,628 since inception.

Since inception, the Company has funded its operations primarily through the issuance of Simple Agreements for Future Equity (SAFEs) with an aggregate face amount of approximately $5,750,525 reflected on the balance sheet as of March 31, 2026, and through contributions from its founders. The Company has not generated meaningful revenue from operations.

Results of Operations. For the three months ended March 31, 2026, the Company recorded no revenue and incurred a net loss of $627,772, consisting primarily of cost of services of $344,342 and general and administrative expenses of $283,430 (including salaries and wages of $166,646, office supplies and facilities of $52,006, office expenses of $52,299, legal and professional expenses of $10,917, and other operating expenses of $1,562). For the year ended December 31, 2025, the Company recorded minimal revenue of $26 and incurred a net loss of $2,493,911.

Capital Requirements. The Company believes that the proceeds from this offering and the concurrent private placement, if the maximum offering amounts are achieved, will be sufficient to fund its planned operations for approximately 12 to 18 months following the initial closing. If only the minimum offering amount of $50,000 is raised in this offering, the Company will need to raise additional capital significantly sooner and will continue to rely on founder funding and SAFE investments. The Company expects its primary uses of cash over the next 12 months to be product development and engineering, sales and marketing activities, integration development, and general and administrative expenses including legal, accounting, and compliance costs.

The Company is a founder-funded, pre-revenue startup that has incurred recurring losses, negative working capital, and negative cash flows from normal operating activities during its product research and development phase. These conditions indicate a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern absent additional capital. Management intends to finance future operations through a combination of founder funding, planned fundraising, and revenues expected to be generated from commercial launch activities beginning in 2026. The Company's ability to continue as a going concern depends on its ability to self-fund, successfully generate sufficient

revenues, and/or obtain adequate financing to meet its obligations as they fall due and achieve sustainable profitable operations. Management has prepared cash flow forecasts and evaluated available financing options and believes that these plans will enable the Company to meet its anticipated liquidity requirements. However, Management's plans are not assured and may not be successful. The accompanying financial statements have been prepared on a going concern basis and do not include adjustments that may result if the Company is unable to continue as a going concern.

DILUTION

If you purchase units in this offering, you will experience immediate dilution. Dilution occurs because the price you pay per unit will exceed the pro forma net tangible book value per unit of the underlying Company stock, measured after this offering and the concurrent private placement.

Net Tangible Book Value

Net tangible book value means the Company's total tangible assets minus its total liabilities. The Company calculates net tangible book value per share by dividing that amount by the total number of shares of Common Stock outstanding.

As of March 31, 2026, the Company's net tangible book value was approximately $38,954. Based on 8,000,000 shares of Common Stock outstanding on that date, this equals approximately $0.005 per share.

Pro Forma Net Tangible Book Value

The pro forma figures below assume three things happen. First, the Company's outstanding SAFEs, with an aggregate face amount of $6,200,525, convert into Series Seed Preferred Stock at the initial closing of the concurrent private placement.

Second, the Company sells 1,515,151 shares of Series Seed Preferred Stock in the concurrent private placement at $2.64 per share, raising $4,000,000. Third, the SPV sells 4,000,000 units in this offering at $1.00 per unit, raising $4,000,000, and uses those proceeds to buy 1,515,151 shares of Series Seed Preferred Stock at $2.64 per share.

After giving effect to these transactions, and after deducting estimated offering costs of approximately $160,000, the Company's pro forma net tangible book value would be approximately $8,328,954. On a fully diluted, as-converted basis of 14,567,064 shares, that equals approximately $0.57 per share.

The SAFE conversion does not, by itself, increase net tangible book value. The Company's audited balance sheet already classifies its outstanding SAFEs (an aggregate face amount of $5,750,525 as of March 31, 2026) within stockholders' equity rather than as liabilities. Converting those SAFEs into Series Seed Preferred Stock simply reclassifies them within equity. The pro forma adjustments above therefore reflect only two things: approximately $450,000 of additional SAFE financing the Company issued after

March 31, 2026 but before conversion, and the net cash proceeds from this offering and the concurrent private placement.

Your dilution is measured per unit, not per share, because you are buying SPV units rather than Company stock directly. The SPV will hold 1,515,151 shares of Series Seed Preferred Stock on behalf of investors, spread across 4,000,000 units. Each unit therefore represents an indirect, look-through interest in approximately 0.3788 of one share. On that look-through basis, each $1.00 unit corresponds to approximately $0.22 of pro forma net tangible book value.

Important Considerations

Net tangible book value is a backward-looking accounting measure. It is not a measure of the Company's enterprise value or the economic value of its business, and you should not treat it as one.

The measure is low for a specific reason. Under U.S. generally accepted accounting principles, the Company must expense substantially all of its research, development, and internally developed technology costs as it incurs them, rather than recording them as assets on its balance sheet. As a result, the Company's cumulative investment in its technology, intellectual property, software, integrations, customer pipeline, brand, and workforce does not appear as a recognized asset. Instead, it sits within the Company's accumulated deficit of $7,483,628 as of March 31, 2026. Net tangible book value does not capture any of it.

The dilution figures in this section compare the offering price to this conservative accounting measure. They do not reflect the economic value, if any, that the Company's management or third-party investors may assign to the Company's technology and business. The $2.64 per-share price in the concurrent private placement reflects a negotiated valuation that accounts for factors beyond net tangible book value, including the Company's technology, market opportunity, and growth prospects.

You should read the Company's business description, risk factors, use of proceeds, and audited financial statements in full. Do not rely on net tangible book value as a measure of enterprise value or as an indicator of the Company's prospects.

Summary of Dilution Per Unit

The transactions described above produce an immediate increase of approximately $0.57 per share for existing Common Stock holders, and an immediate dilution of approximately $0.78 per unit for investors in this offering. The following table illustrates this:

Item	Per Unit
Offering price per unit of Membership Interests in Boss Tech II, a series of ArcRaise SPV LLC	$1.00
Net tangible book value per unit as of March 31, 2026 (pre-offering, look-through)	$0.002
Pro forma net tangible book value per unit (look-through) after this offering and the concurrent private placement	$0.22
Immediate increase in net tangible book value per unit (look-through) to existing stockholders	$0.21
Immediate dilution per unit to purchasers in this offering	$0.78
Dilution as a percentage of offering price	~78.0%

Additional Dilution Factors

The foregoing dilution analysis does not reflect:

(i) 836,000 shares of Common Stock subject to outstanding equity awards under the Company's equity incentive plan, which if issued would further dilute all stockholders.

(ii) 254,909 shares of Common Stock available for future issuance under the Company's equity incentive plan.

(iii) Broker Warrants to be issued to the Intermediary as part of its compensation for this offering, covering a number of shares of Common Stock equal to approximately 6% of the shares of Series Seed Preferred Stock sold in this offering. If the maximum offering amount is raised, the Broker Warrants would cover approximately 90,909 shares of Common Stock. The terms of the Broker Warrants, including exercise price and term, will be set forth in the form of warrant agreement to be entered into at the initial closing. Exercise of the Broker Warrants would result in additional dilution to all stockholders. See "Offering."

(iv) Any shares issuable in future financings, which the Company expects to conduct following the completion of this offering.

To the extent any of the foregoing shares are issued, purchasers in this offering will experience additional dilution.

Going Concern

The Company's audited financial statements for the period ended March 31, 2026 include a going concern qualification. See "Financial Condition."

THE DILUTION FIGURES SET FORTH ABOVE ARE ESTIMATES BASED ON THE COMPANY'S AUDITED FINANCIAL STATEMENTS AS OF MARCH 31, 2026 AND THE PRO FORMA ASSUMPTIONS DESCRIBED HEREIN. THESE FIGURES ARE SUBJECT TO ADJUSTMENT BASED ON THE FINAL CONVERSION MECHANICS OF THE ZRF GLOBAL SAFE, THE ACTUAL AMOUNT RAISED IN THIS OFFERING AND THE CONCURRENT PRIVATE PLACEMENT, ACTUAL OFFERING COSTS INCURRED, AND OTHER FACTORS. PURCHASERS SHOULD NOT PLACE UNDUE RELIANCE ON THESE ESTIMATES. FINAL DILUTION FIGURES MAY DIFFER FROM THESE ESTIMATES BASED ON ACTUAL PROCEEDS, ACTUAL OFFERING COSTS, AND FINAL CLOSING MECHANICS.

RECENT EXEMPT OFFERINGS AND RELATED PARTY TRANSACTIONS

Overview

The following describes (i) exempt offerings of securities the Company conducted in the 12-month period preceding the date of this offering statement, and (ii) related party transactions since inception in which the amount involved exceeded $20,000 or 1% of the average of the Company's total assets at year-end for the last two completed fiscal years, and in which any director, executive officer, or holder of more than 5% of any class of the Company's voting securities had or will have a direct or indirect material interest. All of the exempt offerings described in Item 10 are also related party transactions subject to disclosure under Item 11, as each involves ZRF Global LLC, a holding company whose Managing Members are Felicite Moorman and Ryan Buchert, the Company's co-founders, officers, and controlling stockholders.

Founder Share Issuances

On or about January 1, 2024, in connection with the conversion of BOSS Tech, LLC to Boss Tech, Inc., the

Company issued 4,080,000 shares of Common Stock to Felicite Moorman and 3,920,000 shares of Common Stock to Ryan Buchert, each pursuant to a Restricted Stock Purchase Agreement, at a purchase price of $0.00001 per share (aggregate consideration of $40.80 and $39.20, respectively).

ZRF Global LLC: SAFE Financing

ZRF Global LLC is a holding company in which Felicite Moorman and Ryan Buchert, the Company's co-founders and officers, serve as Managing Members. Since inception, ZRF Global LLC has provided financing to the Company through multiple Simple Agreements for Future Equity with an aggregate face amount of $5,844,000. All ZRF Global LLC SAFE tranches carry a valuation cap of $24,000,000 and no discount rate. The Company expects the ZRF Global LLC SAFE to convert into shares of Series Seed Preferred Stock at the initial closing of the concurrent private placement at $2.64 per share — the same price paid by unaffiliated investors — ensuring parity with the terms offered to new investors. For cap table purposes, the ZRF Global LLC SAFE is attributed 51% to Felicite Moorman and 49% to Ryan Buchert.

The following table sets forth each ZRF Global LLC SAFE tranche the Company issued in the 12-month period preceding the date of this offering statement. Additional tranches issued outside the 12-month lookback period are not required to be disclosed but are reflected in the aggregate face amount above.

Date	Exemption	Security	Amount	Notes
6/13/2025	Section 4(a)(2)	SAFE	$150,000.00	ZRF Global LLC. A related party
7/3/2025	Section 4(a)(2)	SAFE	$125,000.00	ZRF Global LLC. A related party
8/8/2025	Section 4(a)(2)	SAFE	$200,000.00	ZRF Global LLC. A related party
9/9/2025	Section 4(a)(2)	SAFE	$300,000.00	ZRF Global LLC. A related party
10/24/2025	Section 4(a)(2)	SAFE	$ 30,000.00	ZRF Global LLC. A related party
11/3/2025	Section 4(a)(2)	SAFE	$150,000.00	ZRF Global LLC. A related party
11/18/2025	Section 4(a)(2)	SAFE	$150,000.00	ZRF Global LLC. A related party
12/15/2025	Section 4(a)(2)	SAFE	$ 50,000.00	ZRF Global LLC. A related party
12/26/2025	Section 4(a)(2)	SAFE	$ 25,000.00	ZRF Global LLC. A related party
1/9/2026	Section 4(a)(2)	SAFE	$ 65,000.00	ZRF Global LLC. A related party
1/28/2026	Section 4(a)(2)	SAFE	$205,000.00	ZRF Global LLC. A related party
2/11/2026	Section 4(a)(2)	SAFE	$ 24,000.00	ZRF Global LLC. A related party
2/17/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
3/9/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
3/13/2026	Section 4(a)(2)	SAFE	$ 25,000.00	ZRF Global LLC. A related party
3/18/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
4/3/2026	Section 4(a)(2)	SAFE	$ 75,000.00	ZRF Global LLC. A related party
4/22/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
5/7/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
5/26/2026	Section 4(a)(2)	SAFE	$100,000.00	ZRF Global LLC. A related party
5/29/2026	Section 4(a)(2)	SAFE	$ 75,000.00	ZRF Global LLC. A related party
TOTAL	—	**SAFE**	**$2,249,000**	

Notes:
1. All ZRF Global LLC SAFE tranches listed above involve Felicite Moorman and Ryan Buchert as indirect counterparties through their Managing Member interests in ZRF Global LLC and constitute related party transactions for purposes of this section.

2. Full ZRF SAFE face amount is $5,844,000. Additional tranches issued outside the 12-month window are not required to be disclosed.
3. This list is limited to a 12-month lookback

Voting Agreement

The Company, Felicite Moorman, and Ryan Buchert are parties to an Amended and Restated Voting Agreement dated May 18, 2026, governing the composition of the Board of Directors and certain other voting matters. Under that agreement, Ms. Moorman and Mr. Buchert each hold the right to designate one director to the Board, and the holders of Series Seed Preferred Stock collectively hold the right to designate one director, subject to the terms of that agreement.

ArcRaise and the SPV Structure

Felicite Moorman and Ryan Buchert, through ZRF Global LLC, hold a 35% ownership interest in ArcRaise Admin, LLC, the Manager of ArcRaise SPV, LLC and Boss Tech II. The ArcRaise platform, through which this offering is conducted, is built using proprietary technology developed by Boss Tech, Inc. As a result, the founders hold indirect financial interests in the entity managing the SPV through which Reg CF investors participate in this offering, and the intermediary's platform infrastructure has a direct commercial dependency on the Company's technology. These relationships are described in greater detail under "Risk Factors, Risks Relating to the Co-Issuer and the SPV Structure" and "Risk Factors, Risks Related to This Offering and the Securities."

Office Lease

The Company leases its principal office space from The Theatre at East Falls LLC under a commercial lease agreement dated March 5, 2025. The Theatre at East Falls LLC is owned by Ryan Buchert, the Company's co-founder and Chief Technology Officer. Felicite Moorman, the Company's co-founder and Chief Executive Officer, executed the lease on behalf of Boss Tech, Inc. as Lessee. The lease covers approximately 1,000 square feet of office space at 3721 Midvale Ave, Philadelphia, Pennsylvania 19129, runs from April 1, 2025 through March 31, 2028, and carries a monthly base rent of $4,500, with water, gas, electricity, and internet paid by the Landlord. The Company paid no security deposit. The Company holds an option to renew at market rates, subject to a 10% annual cap on rent increases. The total remaining commitment under the lease as of the date of this offering statement is $108,000.

Because Mr. Buchert is both a co-founder and officer of the Company and the owner of the Landlord entity, this lease was not negotiated at arm's length. Investors should be aware that the lease terms, including the rent amount and the absence of a security deposit, were not the product of independent negotiation between unrelated parties.

FINANCIAL STATEMENTS

The following financial statements of Boss Tech, Inc. are attached hereto and incorporated herein by reference:

(i)   Audited Balance Sheet as of March 31, 2026;

(ii) Audited Statement of Operations for the period from January 1, 2024 (conversion effective date) through March 31, 2026;

(iii) Audited Statement of Cash Flows for the period from inception through March 31, 2026;

(iv) Audited Statement of Changes in Stockholders' Equity (Deficit) for the period from inception through March 31, 2026; and

(v) Notes to Financial Statements.

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") and have been audited by AZM Consultants (Atta Ullah Shah, CPA, License No. M-1292), an independent certified public accounting firm located at 6923 Oakland Street, Philadelphia, Pennsylvania 19149, in accordance with auditing standards generally accepted in the United States of America. The audit report is dated May 1, 2026.

DISQUALIFICATION AND RELATED DISCLOSURE

The Company represents that neither the Company nor any of its directors, executive officers, general partners, managing members, beneficial owners of 20% or more of the Company's outstanding voting equity securities, promoters connected with the Company in any capacity at the time of the sale, any person compensated for soliciting purchasers, nor, to the Company's knowledge, any underwriter or placement agent connected with this offering is subject to any disqualification under Rule 503 of Regulation Crowdfunding (the "Bad Actor" provisions). No disqualifying events exist with respect to any covered persons in connection with this offering.

ISSUER CERTIFICATION

Each of the issuer and the co-issuer certifies that the information in this offering statement is true and complete in all material respects and does not omit to state any material fact necessary to make the statements made, in light of the circumstances under which such statements are made, not misleading. Each of the issuer and the co-issuer further certifies that it will update this offering statement to reflect any changes required under Regulation Crowdfunding.

The undersigned signatories each certify that this offering statement complies with the requirements of Form C and the rules promulgated thereunder, and that each signatory has read this offering statement, which is complete and accurate.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER:

BOSS TECH, INC.

By: _Felicite Moorman_
Signed by:
0CC395A67837454...

Name: Felicite Moorman
Title: Chief Executive Officer
Date: June 22, 2026





CO-ISSUER:

Boss Tech II, A Series of ArcRaise SPV, LLC

By: ArcRaise Admin, LLC, its Manager

By: Signed by: Matthew Palmer
FA47541F78A64DD...

Name: Matthew Palmer
Title: Manager of ArcRaise Admin, LLC
Date: June 22, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: Signed by: Felicite Moorman
0CC395A67837454...

Name: Felicite Moorman
Capacities: Chief Executive Officer and Director of BOSS Tech, Inc
Date: June 22, 2026

By: DocuSigned by: Ryan Buchert
474037D050C74B7...

Name: Ryan Buchert
Capacities: Chief Technology Officer and Director of BOSS Tech, Inc
Date: June 22, 2026

By: Signed by: Matthew Palmer
FA47541F78A64DD...

Name: Matthew Palmer
Capacities: Manager of ArcRaise Admin, LLC
(the Manager of ArcRaise SPV, LLC and its Series Boss Tech II),
Date: June 22, 2026

EXHIBIT LIST

The following exhibits are filed as part of this offering statement:

Exhibit No.	Description
3.01	Certificate of Organization of Boss Tech, LLC
3.02	Certificate of Incorporation of Boss Tech, Inc.
3.03	Amended and Restated Certificate of Incorporation of Boss Tech, Inc.
3.04	Bylaws of Boss Tech, Inc.
3.05	Amended and Restated Bylaws of Boss Tech, Inc.
3.06	Certificate of Formation of ArcRaise SPV, LLC
3.07	Series Designation for Boss Tech II, a series of ArcRaise SPV, LLC
3.08	Amended and Restated Series Designation for Boss Tech II, a series of ArcRaise SPV, LLC
3.09	Limited Liability Company Agreement of ArcRaise SPV, LLC
3.10	Amended and Restated Limited Liability Company Agreement of ArcRaise SPV, LLC
10.01	Investor Rights Agreement (Boss Tech, Inc.)
10.02	Right of First Refusal and CoSale Agreement (Boss Tech, Inc.)
10.03	Stock Purchase Agreement (Boss Tech, Inc.)
10.04	Amended and Restated Voting Agreement dated May 18, 2026 (Boss Tech, Inc.)
10.05	Confidential Information and Invention Assignment Felicite Moorman
10.06	Confidential Information and Invention Assignment Ryan Buchert
21.01	List of Subsidiaries
99.01	Audited Financial Statements - Boss Tech, Inc. - Period Ended March 31, 2026
99.02	WeFunder SAFE 2023-04 Early Bird
99.03	WeFunder SAFE 2023-04
99.04	WeFunder SAFE 2023-05 Early Bird
99.05	WeFunder SAFE 2023-05